Bassett®

ANNUAL REPORT
2022





Bassett®

FINANCIAL SUMMARY

Fiscal years ended November

	2022	2021	2020	2019	2018
INCOME STATEMENT DATA					
Net Sales	$ 485,601	$ 430,886	$ 337,672	$ 403,865	$ 402,469
Income (loss) from Operations	34,865	24,257	(17,505)	(2,450)	12,686
Adjusted Income From Operations	30,270	24,257	(2,300)	5,591	13,456
Net Income (loss)	65,345	18,042	(10,421)	(3,319)	7,169
Adjusted Net Income	21,960	18,042	831	2,631	7,739
PER SHARE DATA					
Diluted Income (loss)	$ 6.96	$ 1.83	$ (1.04)	$ (0.32)	$ 0.67
Adjusted Diluted Income	2.34	1.83	0.08	0.26	0.72
Cash Dividends	2.10	0.78	0.455	0.50	0.47
Book Value	21.85	16.67	15.89	17.66	18.08
BALANCE SHEET DATA					
Cash and Cash Equivalents	$ 61,625	$ 34,374	$ 45,799	$ 19,687	$ 33,468
Investments	17,715	17,715	17,715	17,436	22,643
Total Assets	406,273	421,660	402,548	275,766	291,641
Long-Term Debt	–	–	–	–	–
Stockholders' Equity	195,609	162,732	158,030	178,670	190,309

TO OUR SHAREHOLDERS

Wow! What a ride the world has been on since early March of 2020, some three years ago. I will not take this opportunity to delve further into the seismic ins and outs of daily business life spawned by the consequences of COVID-19. Some of these effects have come and gone, others linger, and some appear to be permanent. Throughout this period of upheaval, the Bassett team has dealt admirably with an unprecedented array of challenges only to emerge as well positioned as ever to face the future. Admittedly, the near term outlook is unclear as an uncertain macroeconomic environment is having its effect on consumer demand. But our unique blend of domestic manufacturing, dedicated distribution, brand equity, and financial strength provides the foundation upon which Bassett can build a strong future.


Bassett, Virginia

Fueled by the home furnishings demand explosion of 2020-2021, we leveraged the increased volume to produce operating profit of $30.3 million in 2022 as consolidated sales grew by 12.7% to $485.6 million. Actually, our income was much higher thanks to the disposition of two strategic assets that I will discuss shortly. Our quick response manufacturing model has fueled domestic production to 78% of total output, enabling us to plough through our wholesale backlog much faster than our competitors. At year end, our wholesale backlog stood at $35.3 million compared to $90.0 million at the end of 2021. Still, the year-end backlog was more than double the $15 million of orders that we had in the house at the onset of the pandemic. With raw material procurement woes now largely behind us, we have returned to a normalized manufacturing environment where aligning demand, output, and staffing levels rule the day.



Last year began with the culmination of our ownership of Zenith Logistics, which dated back to the initial investment in 1998. Our retail network developed hand in hand with Zenith from the opening of the first Bassett store in 1997. Zenith provided the manpower and the strategic blueprint for distribution and logistics for our corporate and licensed stores from the beginning and still does today as part of JB Hunt. As warehousing and “middle mile” logistics in support of our industry has evolved, it became apparent that aligning with a much bigger player equipped with vast resources offered a clear path for us to competitively offer high levels of service in the years ahead. Accordingly, we completed the sale of Zenith to JB Hunt Transportation Services Inc. for $87 million on February 28th 2022. We have a long term service agreement in place upon which Zenith/JB Hunt has performed masterfully. A catalyst for the transaction was the vision of opening a system of Regional Fulfillment

(continued)



REGIONAL FULFILLMENT CENTERS
1 Conover, N.C.
2 Edgewood, Md.
3 Orlando, Fla.
4 Grand Prairie, Texas
5 Riverside, Calif.

Centers (RFCs) around major U.S. population centers to locally inventory imported furniture collections and our best-selling domestically produced upholstery products. Starting with the first facility in Orlando in April, we have added four more RFCs since then. We have fine-tuned the composition of the menu of stocked goods to match consumer preferences and turn the goods faster. Additionally, we have aligned our inventory footprint in our Vietnam distribution center with our RFC template to heighten inventory productivity. We believe that this plan will not only better serve our stores and independently owned Bassett Design Centers, but will also make our new website ecommerce platform more potent when it debuts this spring.

Speaking of technology, 2022 featured the integration of our new business intelligence platform that provides cross functional performance data throughout the organization. Our team is now armed with more complete information on which to base decisions. Also, our newly installed product information management system (PIM) will be the sole basis through which we architect data for all new products beginning with the launch of new goods this April for the furniture market in High Point, NC. The PIM system does double duty as the logic employed in its creation also provides the basis by which our goods will be presented to consumers on the previously-mentioned new website platform. With digital marketing representing the majority of our consumer outreach investments, we can correlate the relationship of digital customer acquisition with actual store visits and the resulting outcomes. So the more intuitive navigation that the new site will provide should promote more engagement, time on the site, and ultimately more store visits. Further enhancing the process are advancements in our digital design software and live chat capabilities. 2023 will be the realization of an enormous multi-year series of projects that will redefine our ability to engage with our customers as a true omni-channel provider.

 

Jeremy Kopek   Jean-Claude Renaud

To gain additional insight into the ecommerce space and to provide us with a new channel for our products outside of the United Stated inspired our purchase of Montreal based Noa Home this past September. Noa was founded six years ago by two entrepreneurs and remains tightly staffed and nimble although its products are sold in Canada, the UK, Australia, and Singapore. The purchase price for the enterprise was $5.9 million, although an additional $1.4 million may be invested if the founders and their team hit certain performance metrics that were agreed upon as part of transaction. As expected, it will take some time before Noa becomes profitable. We have spent the four months since the purchase scaling the business for growth as we worked to get their

(continued)

best sellers in stock, open a new 3PL warehouse in Western Canada, and introduce the first Bassett made products into their lineup. Our focus this year is to expand their lean assortment and to prepare to open the U.S. market for Noa by mid-year.

The retail division that we launched in 1997 to offer a pathway for Bassett to exist as Chinese furniture began to pour into the U.S. produced its most successful year ever in 2022. The strong demand from the pandemic and the cost cuts that were made at the outset of the lockdown combined to produce $22 million of operating profit, more than triple the previous annual best performance. Where do we go from here? First, the pricing discipline and staffing models that we have instituted must remain in place. Next, the key aspects of the merchandising of our new store concept that opened in Dallas on January 20th will be incorporated into the existing fleet as we remodel and reorganize visual display over the course of 2023 and beyond. Further accentuating our "Modern Casual" open plan residential architecture merchandise assortment will be fundamental as will the expansion of several important accessory categories that harmonize with our furniture to represent the compelling brand presentation that we desire. The aforementioned RFC and digital integration strategies are very important to our retail strategy. And showcasing all of this thinking in elevated visual settings is vital to our thinking as we open three new stores in 2023 and experiment with various levels of remodel investment.


Dallas, Texas

We operate six factories in the United Stated today – three in North Carolina, two in Virginia, and one in Alabama. Each serves a distinct portion of our product strategy created in conjunction with complementary product offerings that are manufactured in Mexico, Vietnam, India, or China in mind. We opened a new factory in NC in 2021 to manufacture our starting price point upholstery and we purchased an aluminum outdoor furniture manufacturing facility in Alabama in 2022. The vertical nature of our business is no more apparent than when considering the synergistic relationship between the merchandise footprint displayed in our stores with the factories that support it. In short, our factories have been specifically designed to manufacture the products that we sell in our retail stores and independently owned Bassett Design Center galleries. The customization capabilities of each product, the part it plays in the customer experience, and the requirements to efficiently manufacture it using the appropriate materials underscore the unique integration of our


Haleyville, Alabama

(continued)

retail and manufacturing strategies. Our operations did not generate the levels of profitability to which we are accustomed in 2022. One reason was our inability to pass along price increases as fast as we absorbed them from our suppliers, although this dynamic no longer exists as business has slowed and suppliers are now reducing prices on certain raw materials. The other is the high prices of ocean freight that we endured on imported goods, primarily centered around our Club Level imported motion line that is sold in the open market but not in our stores. We have begun to see our wholesale margins return to historical levels as prices have steadied, although we will endure a few more months of absorbing the high freight of Club Level while we bring inventory in line with demand.

We operate with Bassett owned facilities of some nature in 22 states and sell products in all 50. We have historically been very supportive of the communities in which we operate, particularly around our home base of Virginia and North Carolina. The fact that we are 78% domestically produced certainly underscores this point. But there is more to responsibly operating today that there ever was and we strive to do all that we can to operate with sustainability in mind. We have a robust waste reduction strategy in place and we have replanted more than 138,000 hardwood trees in the Appalachian region since we introduced our Bench Made wood line eight years ago. 2023 will see us formalize and intensify our efforts to become a truly sustainably operated company.



Ohio

And, yes, there is another kind of sustainability – in the form of financial sustainability that allows companies to remain in business, invest in growth, and to reward its investors. 2022 was a wonderful case in point at Bassett as we successfully monetized our strategic investment in Zenith and our Southwest Freeway store in Houston. With those proceeds and the cash that we have generated from the business we returned $35 million to Shareholders in 2022 in the form of dividends and share repurchases. In fact, we repurchased 869,000 in 2022, or approximately 9% of the total shares outstanding. This balanced capital allocation strategy has been a hallmark of our Company and the Board of Directors for many years.

It's been a crazy three years. Despite what happens with the economy in the short term, we will focus on what we can control by operating the business efficiently while maintaining the strength of our balance sheet. In this pursuit, I thank our employees, our Board of Directors, and our Shareholders for their continued support.

Rob Spilman

Management's Discussion and Analysis of Financial Condition and Results of Operations
(Amounts in thousands except share and per share data)

Impact of the COVID-19 Pandemic and Related Supply Chain and Labor Issues Upon Our Business

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak to be a global pandemic. In response to this declaration and the rapid spread of COVID-19 within the United States, federal, state and local governments throughout the country imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These measures had a significant adverse impact upon many sectors of the economy, including non-essential retail commerce, beginning in our second fiscal quarter of 2020.

In response to the restrictive measures imposed by governmental authorities and for the protection of our employees and customers, we temporarily closed our dedicated stores, our manufacturing locations and many of our warehouses for much of the second fiscal quarter of 2020. This extended period of suspended operations had a material adverse impact upon our results of operations during the second fiscal quarter of 2020 and resulted in a significant net loss for 2020. In addition to operating losses resulting from severely reduced sales volumes, we also recorded charges for goodwill impairment (Note 8) as well as for the impairment of certain other long-lived assets (Note 14). However, since restarting our manufacturing operations and reopening stores, we have seen a significant improvement in business conditions which allowed us to return to overall profitability for the third and fourth fiscal quarters of 2020 continuing through fiscal 2021. Tempering these improvements were the continuing logistical challenges faced by the entire home furnishings industry that resulted from COVID-related labor shortages and supply chain disruptions which created significant delays in order fulfillment and increased backlogs. By the end of fiscal 2022, these issues have been substantially resolved. However, we cannot anticipate the impact of any future resurgence of COVID-19 upon our business, which could include, among other things, reductions in customer traffic to our retail stores, increased labor shortages and renewed supply chain disruptions. Should these conditions resume, this may have a material adverse impact on our ultimate financial condition and liquidity.

Overview

Bassett is a leading retailer, manufacturer and marketer of branded home furnishings. Our products are sold primarily through a network of Company-owned and licensee-owned branded stores under the Bassett Home Furnishings ("BHF") name, with additional distribution through other wholesale channels including multi-line furniture stores, many of which feature Bassett galleries or design centers. We also sell our products through our website at www.bassettfurniture.com. We were founded in 1902 and incorporated under the laws of Virginia in 1930. Our rich 120-year history has instilled the principles of quality, value, and integrity in everything we do, while simultaneously providing us with the expertise to respond to ever-changing consumer tastes and meet the demands of a global economy.

With 91 BHF stores at November 26, 2022, we have leveraged our strong brand name in furniture into a network of Company-owned and licensed stores that focus on providing consumers with a friendly and casual environment for buying furniture and accessories. Our store program is designed to provide a single source home furnishings retail store that provides a unique combination of stylish, quality furniture and accessories with a high level of customer service. In order for the Bassett brand to reach markets that cannot be effectively served by our retail store network, we also distribute our products through other wholesale channels including multi-line furniture stores, many of which feature Bassett galleries or design centers. We use a network of over 30 independent sales representatives who have stated geographical territories. These sales representatives are compensated based on a standard commission rate. We believe this blended strategy provides us the greatest ability to effectively distribute our products throughout the United States and ultimately gain market share.

The BHF stores feature custom order furniture, free in-home or virtual design visits ("home makeovers") and coordinated decorating accessories. Our philosophy is based on building strong long-term relationships with each customer. Sales people are referred to as "Design Consultants" and are trained to evaluate customer needs and provide comprehensive solutions for their home decor. Until a rigorous training and design certification program is completed, Design Consultants are not authorized to perform in-home or virtual design services for our customers.

During the second quarter of fiscal 2022, we opened our first regional fulfillment center ("RFC") in Orlando, Florida where we are stocking our best sellers for much quicker delivery. This adds an element of immediacy to our proven platform of made to order custom furniture that has driven our strategy for the past two decades. During the fourth quarter of 2022, we opened our second RFC near Baltimore, Maryland. In December of 2022, we opened three more RFCs in Conover, North Carolina, Grand Prairie, Texas and Riverside, California. We plan to evaluate the performance of these five RFCs before considering any additional locations.

(Amounts in thousands except share and per share data)

In 2018, we added outdoor furniture to our offerings with the acquisition of the Lane Venture brand. Our strategy is to distribute these products outside of our BHF store network through a network of over 10 independent sales representatives. Using Lane Venture as a platform, we developed the Bassett Outdoor brand that is only marketed through the BHF store network. This allows Bassett branded product to move from inside the home to outside the home to capitalize on the growing trend of outdoor living.

We have factories in Newton, North Carolina that manufacture both stationary and motion upholstered furniture for inside the home along with our outdoor furniture offerings. We also have factories in Martinsville and Bassett, Virginia that assemble and finish our custom bedroom and dining offerings. Late in the third quarter of fiscal 2022, we purchased a facility which we had formerly leased in Haleyville, Alabama where we manufacture aluminum frames for our outdoor furniture. With the purchase, we also obtained two additional buildings which will allow us to expand our footprint at that facility. Our manufacturing team takes great pride in the breadth of its options, the precision of its craftsmanship, and the speed of its manufacturing process.

In addition to the furniture that we manufacture domestically, we source most of our formal bedroom and dining room furniture (casegoods) and certain leather upholstery offerings from several foreign plants, primarily in Vietnam, Thailand and China. Over 75% of the products we currently sell are manufactured in the United States.

We consider our website to be the front door to our brand experience where customers can research our furniture and accessory offerings and subsequently buy online or engage with an in-store design consultant. Customer acquisition resulting from our digital outreach strategies has significantly increased our traffic to the website since 2019. The migration to digital brand research has caused us to comprehensively evaluate all of our American made custom products. While our Bench Made line of custom upholstery and custom bedroom and dining products continue to be our most successful offerings, most of these items must be purchased in a store as they are not conducive to web transactions due to the number of options available. Consequently, we will continue to methodically re-design each one of these important lines to best serve our customers online, in the store or wherever our customer might be. Our intent is to continue to offer the consumer custom options that will help them personalize their home but to do so in an edited fashion that will provide a better web experience in the research phase and will also allow the final purchase to be made either on the web or in the store. While we work to make it easier to purchase either in store or on-line, we will not compromise our in-store experience or the quality of our in-home makeover capabilities.

We are engaged in a multi-year cross-functional digital transformation initiative with the first phase consisting of the examination and improvement of our underlying data management processes. During the second quarter of 2022, we implemented a comprehensive Product Information Management system which will allow us to enhance and standardize our product development and data management and governance processes. This will result in more consistent data that our merchandizing and sales teams can use in analyzing various product and sales trends in order to make better informed decisions. We are also in the process of implementing a new eCommerce platform that we plan to introduce in the second quarter of 2023. The new web platform will leverage world class features including enhanced customer research capabilities and streamlined navigation that we believe will result in increased web traffic and sales. We expect to spend approximately $2,000 on these efforts in 2023.

During the fourth quarter of fiscal 2022 we acquired Noa Home for $5,878 cash plus contingent consideration of $1,375 (see Note 3 to the Consolidated Financial Statements for additional information regarding the acquisition). A mid-priced e-commerce furniture retailer headquartered in Montreal, Canada, Noa Home has operations in Canada, Australia, Singapore and the United Kingdom. With a lean staffing model, the Noa Home team has built an operational blueprint that has the potential for significant growth. We believe the acquisition will provide Bassett with a greater online presence and will allow us to attract more digitally native consumers. While still in the planning phase, we expect to introduce the Noa Home brand in the United States during 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Company-owned Retail Stores

As we continually monitor the performance of our Company-owned retail store locations, we may occasionally determine that it is necessary to close underperforming stores in certain markets. During the first quarter of fiscal 2022 we closed one retail store in Ontario, California, and we closed our store in Wichita, Kansas, during the third quarter of fiscal 2022. During the fourth quarter of fiscal 2022 we closed our store in Farmingdale, New York and consolidated its operations with our existing store in nearby Westbury, New York. All of the above-mentioned closures occurred at or near the lease expirations.

During the second quarter of 2022, we acquired a 25,000 square foot store property in Tampa, Florida for $7,668. We are currently in the process of developing plans for store buildout and upfit with a planned opening date in the third quarter of 2023.

We also may occasionally identify opportunities to enhance our presence in existing markets by relocating existing stores to better locations within the same market. During the third quarter of fiscal 2022 we sold the store property of one of our Houston, Texas locations for $8,217, net of closing costs, which resulted in a gain of $4,595. For tax purposes, the sale of the Houston store and the purchase of the Tampa store will be treated as a 1031 exchange where the majority of the tax on the gain will be deferred. The store closure sale was completed early in the fourth quarter of fiscal 2022. We expect to open a new leased store in a more upscale shopping area in the vicinity of the closed store in the third quarter of 2023. During the fourth quarter of fiscal 2022 at the end of the lease term, we closed our Dallas, Texas store located at the intersection of McKinney and Knox streets. We plan to open a replacement store in the nearby iconic Inwood Village shopping center during the first quarter of 2023.

As of November 26, 2022, we had 58 Corporate-owned stores operating.

Sale of the Assets of Zenith Freight Lines, LLC

During the first quarter of 2022, we entered into a definitive agreement to sell substantially all of the assets of our wholly-owned subsidiary, Zenith, to J.J.B. Hunt for $86,939 in cash. On February 28, 2022 the transaction was completed with us receiving $85,521 after the payment of $418 in certain transaction costs and the funding of $1,000 held in escrow. The final purchase price was subject to a customary post-closing working capital adjustment, which was settled in the amount of $987 resulting in a pre-tax gain of $52,534 on this transaction. As a result of the sale, the operations of our former logistical services segment, which consisted entirely of the operations of Zenith, are presented in the accompanying condensed consolidated statements of income and in the following discussion as discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Analysis of Continuing Operations

The following discussion provides an analysis of our results of operations and reasons for material changes therein for fiscal year 2022 as compared to fiscal year 2021. For an analysis of the fiscal year 2021 results as compared to fiscal year 2020, see "Analysis of Operations" in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 2021 Annual Report on Form 10-K, filed with the SEC on January 31, 2022.

Net sales revenue, cost of furniture and accessories sold, selling, general and administrative ("SG&A") expense, gain on sale of real estate, other charges, and income from operations were as follows for the years ended November 26, 2022, November 27, 2021 and November 28, 2020:

| | | | | | | | Comparative Change | | | |
| | | | | | | | 2022 vs 2021 | | 2021 vs 2020 | |
	2022		2021		2020		Dollars	Percent	Dollars	Percent
Net sales of furniture and accessories	$485,601	100.0%	$430,886	100.0%	$337,672	100.0%	$54,715	12.7%	$ 93,214	27.6%
Cost of furniture and accessories sold	237,262	48.9%	209,799	48.7%	163,567	48.4%	27,463	13.1%	46,232	28.3%
Gross profit	248,339	51.1%	221,087	51.3%	174,105	51.6%	27,252	12.3%	46,982	27.0%
SG&A	218,069	44.9%	196,830	45.7%	176,405	52.2%	21,239	10.8%	20,425	11.6%
Gain on sale of real estate	4,595	0.9%	-	0.0%	-	0.0%	4,595	NM	-	NM
Asset impairments & other charges	-	0.0%	-	0.0%	15,205	4.5%	-	NM	(15,205)	-100.0%
Income (loss) from continuing operations	$ 34,865	7.2%	$ 24,257	5.6%	$(17,505)	-5.2%	$10,608	N/M	$ 41,762	N/M

Our consolidated net sales by segment were as follows:

| | | | | Comparative Change | | | |
| | | | | 2022 vs 2021 | | 2021 vs 2020 | |
	2022	2021	2020	Dollars	Percent	Dollars	Percent
Sales Revenue							
Wholesale sales of furniture and accessories	$ 324,569	$ 295,329	$ 221,075	$ 29,240	9.9%	$ 74,254	33.6%
Less: Sales to retail segment	(125,889)	(112,270)	(95,347)	(13,619)	12.1%	(16,923)	17.7%
Wholesale sales to external customers	198,680	183,059	125,728	15,621	8.5%	57,331	45.6%
Retail sales of furniture and accessories	286,921	247,827	211,944	39,094	15.8%	35,883	16.9%
Consolidated net sales of furniture and accessories	$ 485,601	$ 430,886	$ 337,672	$ 54,715	12.7%	$ 93,214	27.6%

Total sales revenue for the year ended November 26, 2022, increased $54,715 or approximately 13% from the prior year period primarily due to increases in wholesale shipments to both the open market and the BHF store network, along with an approximately 16% increase in retail sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Gross margins for the year ended November 26, 2022, decreased 20 basis points from 2021 primarily due to rising raw material and inbound freight costs, including the impact of rising fuel prices, partially offset by greater fixed cost leverage from increased sales. While these rising costs have been somewhat mitigated by price increases implemented since the first quarter of 2021, the increase in order backlogs and order fulfillment times limited our ability to match revised pricing to manufacturing costs. Although no increases are currently being contemplated, we will continue to monitor our costs to determine if additional increases are warranted. SG&A expenses as a percentage of sales for year ended November 26, 2022, decreased 80 basis points from 2021 primarily due to improved leverage of fixed costs through higher sales levels.

During fiscal 2022, we also recognized a gain of $4,595 from the sale of the real estate at a former retail location in Houston, Texas.

Certain other items affecting comparability between fiscal 2022 and 2021 are discussed below in "Other Items Affecting Net Income".

Segment Information

We have strategically aligned our business into two reportable segments as defined in ASC 280, *Segment Reporting*, and as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (Company-owned and licensee-owned stores retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores. Our wholesale segment also includes our holdings of short-term investments and retail real estate previously leased as licensee stores. The earnings and costs associated with these assets are included in other loss, net, in our consolidated statements of operations.

- **Retail – Company-owned stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities and capital expenditures directly related to these stores and the Company-owned distribution network utilized to deliver products to our retail customers. The retail segment also includes the operations and net assets of Noa Home since the acquisition on September 2, 2022.

Our former logistical services segment which represented the operations of Zenith is now presented as a discontinued operation.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Reconciliation of Segment Results to Consolidated Results of Operations

To supplement the financial measures prepared in accordance with GAAP, we present gross profit by segment inclusive of the effects of intercompany sales by our wholesale segment to our retail segment. Because these intercompany transactions are not eliminated from our segment presentations and because we do not present gross profit as a measure of segment profitability in the accompanying condensed consolidated financial statements, the presentation of gross profit by segment is considered to be a non-GAAP financial measure. In addition, certain special gains or charges that are included in consolidated income from operations are not included in the measures of segment profitability. The reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP is presented below along with the effects of various other intercompany eliminations on our consolidated results of operations.

| | Year Ended November 26, 2022 | | | | |
| | Non-GAAP Presentation | | | Special | GAAP Presentation |
	Wholesale	Retail	Eliminations	Items	Consolidated
Net sales of furniture and accessories	$ 324,569	$ 286,921	$ (125,889)(1)	$ -	$ 485,601
Cost of furniture and accessories sold	225,455	135,930	(124,123)(2)	-	237,262
Gross profit	99,114	150,991	(1,766)(3)	-	248,339
SG&A expense	89,828	129,483	(1,242)(4)	-	218,069
Gain on sale of real estate	-	-	-	4,595 (5)	4,595
Income from continuing operations	$ 9,286	$ 21,508	$ (524)	$ 4,595	$ 34,865

| | Year Ended November 27, 2021 | | | | |
| | Non-GAAP Presentation | | | Special | GAAP Presentation |
	Wholesale	Retail	Eliminations	Items	Consolidated
Net sales of furniture and accessories	$ 295,329	$ 247,827	$ (112,270)(1)	$ -	$ 430,886
Cost of furniture and accessories sold	202,026	118,455	(110,682)(2)	-	209,799
Gross profit	93,303	129,372	(1,588)(3)	-	221,087
SG&A expense	75,813	122,328	(1,311)(4)	-	196,830
Income from continuing operations	$ 17,490	$ 7,044	$ (277)	$ -	$ 24,257

| | Year Ended November 28, 2020 | | | | |
| | Non-GAAP Presentation | | | Special | GAAP Presentation |
	Wholesale	Retail	Eliminations	Items	Consolidated
Net sales of furniture and accessories	$ 221,075	$ 211,944	$ (95,347)(1)	$ -	$ 337,672
Cost of furniture and accessories sold	152,982	107,233	(96,648)(2)	-	163,567
Gross profit	68,093	104,711	1,301 (3)	-	174,105
SG&A expense	63,506	114,208	(1,309)(4)	-	176,405
Asset impairment charges	-	-	-	12,184 (6)	12,184
Goodwill impairment charge	-	-	-	1,971 (7)	1,971
Litigation expense	-	-	-	1,050 (8)	1,050
Income (loss) from continuing operations	$ 4,587	$ (9,497)	$ 2,610	$ 15,205	$ (17,505)

(Amounts in thousands except share and per share data)

Notes to Segment Consolidation Table:

(1) Represents the elimination of sales from our wholesale segment to our Company-owned BHF stores.
(2) Represents the elimination of purchases by our Company-owned BHF stores from our wholesale segment.
(3) Represents the change in the elimination of intercompany profit in inventory.
(4) Represents the elimination of rent paid by our retail stores occupying Company-owned real estate.
(5) Represents the gain on the sale of the real estate at a former retail location.
(6) Represents $11,114 of non-cash asset impairment charges on underperforming stores, including $6,239 for the impairment of operating lease right-of-use assets, and $1,070 of non-cash impairment charges in our wholesale segment, primarily due to the closure of our custom upholstery manufacturing facility in Grand Prairie, Texas.
(7) Represents a non-cash charge for the impairment of goodwill associated with our retail reporting unit.
(8) Represents an accrual of $1,050 for estimated costs to resolve certain wage and hour violation claims that had been asserted against the Company

Wholesale Segment

Net sales, gross profit, SG&A expense and operating income for our Wholesale Segment were as follows for the fiscal years ended November 26, 2022, November 27, 2021 and November 28, 2020:

	2022		2021		2020		Comparative Change 2022 vs 2021 Dollars	2022 vs 2021 Percent	2021 vs 2020 Dollars	2021 vs 2020 Percent
Net sales	$ 324,569	100.0%	$ 295,329	100.0%	$ 221,075	100.0%	$ 29,240	9.9%	$ 74,254	33.6%
Gross profit (1)	99,114	30.5%	93,303	31.6%	68,093	30.8%	5,811	6.2%	25,210	37.0%
SG&A	89,828	27.7%	75,813	25.7%	63,506	28.7%	14,015	18.5%	12,307	19.4%
Income from operations	$ 9,286	2.9%	$ 17,490	5.9%	$ 4,587	2.1%	$ (8,204)	-46.9%	$ 12,903	281.3%

(1) Gross profit at the segment level is considered a Non-GAAP financial measure due to the included effects of intercompany transactions. Refer to the reconciliation of segment results to consolidated results of operations presented above.

Wholesale shipments by category for the fiscal years ended November 26, 2022, November 27, 2021 and November 28, 2020 are summarized below:

	2022 External	2022 Inter-Company	2022 Total		2021 External	2021 Inter-Company	2021 Total		2020 External	2020 Inter-Company	2020 Total	
Bassett Custom Upholstery	$124,565	$ 82,437	$207,002	63.8%	$105,445	$ 69,533	$174,978	59.2%	$ 71,840	$ 56,360	$128,200	58.0%
Bassett Leather	35,953	76	36,029	11.1%	36,157	61	36,218	12.3%	20,487	949	21,436	9.7%
Bassett Custom Wood	22,534	24,764	47,298	14.6%	24,079	24,066	48,145	16.3%	19,682	19,629	39,311	17.8%
Bassett Casegoods	15,628	18,612	34,240	10.5%	17,378	18,610	35,988	12.2%	13,719	18,409	32,128	14.5%
Total	$198,680	$ 125,889	$324,569	100.0%	$183,059	$ 112,270	$295,329	100.0%	$125,728	$ 95,347	$221,075	100.0%

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Fiscal 2022 as Compared to Fiscal 2021

Net sales for the year ended November 26, 2022 increased $29,240 or 9.9% from the prior year period due to a 13% increase in shipments to both the BHF store network, a 32% increase in shipments of Lane Venture product and a 3.8% increase in shipments to the open market. Gross margins for the year ended November 26, 2022 declined 110 basis points compared to the prior year period as we experienced significant increases in material and other production costs. In addition, we experienced reduced margins in our Bassett Leather product line due to price discounting during the last half of the year. As this product line is internationally sourced with extended lead times, we received significant amounts of inventory during the second and third quarters of 2022 just as product demand was weakening due to the market downturn in home furnishings. Also, the ocean freight costs associated with the majority of the product received was at significantly higher costs than are currently being realized on current product receipts. Although we have reduced the inventory level by $5,320 since the peak, we still have $16,773 in inventory at November 26, 2022. We expect reduced margins on this product line to continue over the next two quarters as we reduce the inventory to a more normal level. All of these cost increases were partially offset by greater leverage of fixed costs due to higher sales volumes. SG&A expenses as a percentage of sales increased 200 basis points primarily due to increased sales and marketing expenses, employee compensation costs and logistics and warehouse costs partially offset by greater leverage of fixed costs from increased sales volumes.

Wholesale backlog decreased to $35,336 at November 26, 2022 from $90,057 at November 27, 2021 as a 15% decrease in incoming orders combined with the easing of COVID-related labor shortages and supply chain disruptions has enabled us to work down our Company record level backlog from 2021.

Retail Segment – Company Owned Stores

Net sales, gross profit, SG&A expense, and operating income (loss) for our retail segment were as follows for the fiscal years ended November 26, 2022, November 27, 2021 and November 28, 2020:

| | | | | | | | Comparative Change | | | |
| | | | | | | | 2022 vs 2021 | | 2021 vs 2020 | |
	2022		2021		2020		Dollars	Percent	Dollars	Percent
Net sales	$286,921	100.0%	$247,827	100.0%	$211,944	100.0%	$ 39,094	15.8%	$ 35,883	16.9%
Gross profit (1)	150,991	52.6%	129,372	52.2%	104,711	49.4%	21,619	16.7%	24,661	23.6%
SG&A	129,483	45.1%	122,328	49.4%	114,208	53.9%	7,155	5.8%	8,120	7.1%
Income (loss) from operations	$ 21,508	7.5%	$ 7,044	2.8%	$ (9,497)	-4.5%	$ 14,464	205.3%	$ 16,541	NM

(1) Gross profit at the segment level is considered a Non-GAAP financial measure due to the included effects of intercompany transactions. Refer to the reconciliation of segment results to consolidated results of operations presented above.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Retail sales by major product category for the fiscal years ended November 26, 2022, November 27, 2021 and November 28, 2020 were as follows:

	2022 (2)		2021		2020	
Bassett Custom Upholstery	$ 163,755	57.1%	$ 139,527	56.3%	$ 112,888	53.3%
Bassett Leather	1,707	0.6%	226	0.1%	2,326	1.1%
Bassett Custom Wood	43,208	15.1%	30,931	12.5%	28,942	13.7%
Bassett Casegoods	40,146	14.0%	42,658	17.2%	35,728	16.9%
Accessories, mattresses & other (1)	38,105	13.3%	34,485	13.9%	32,060	15.1%
Total	$ 286,921	100.0%	$ 247,827	100.0%	$ 211,944	100.0%

(1) Includes the sale of goods other than Bassett-branded products, such as accessories and bedding, and also includes the sale of furniture protection plans.

(2) Beginning with the fourth quarter of fiscal 2022, our retail segment includes the sales of Noa Home, which was acquired on September 2, 2022.

Fiscal 2022 as Compared to Fiscal 2021

Net sales for the year ended November 26, 2022 increased $39,094 or approximately 16% from the prior year. Written sales (the value of sales orders taken but not delivered) declined 7.4% from fiscal 2021. Gross margins for the year ended November 26, 2022 increased by 40 basis points as compared to the prior year period, primarily driven by improved pricing strategies and lower levels of promotional activity, partially offset by increased clearance activity from five store closing events during the year. Selling, general and administrative expenses for the year ended November 26, 2022 as a percentage of sales decreased by 430 basis points as compared to fiscal 2021 primarily due to greater leverage of fixed costs from higher sales volumes. Sales and results of operations of Noa Home, which has been included in our retail segment since its acquisition on September 2, 2022, were not material.

Retail backlog decreased to $51,041 at November 26, 2022 from $82,894 at November 27, 2021 as the slower pace of written sales in the current year combined with the easing of COVID-related labor shortages and supply chain disruptions has enabled us to work down our Company record level backlog from 2021.

Discontinued Operations - Logistical Services

Revenues, operating expenses and income from operations for our logistical services segment were as follows for the fiscal years ended November 26, 2022, November 27, 2021 and November 28, 2020:

	2022		2021		2020		Comparative Change			
							2022 vs 2021		2021 vs 2020	
							Dollars	Percent	Dollars	Percent
Logistical services revenue	$ 16,776	100.0%	$ 55,648	100.0%	$ 48,191	100.0%	$ (38,872)	-69.9%	$ 7,457	15.5%
Cost of logistical services	15,001	89.4%	53,905	96.9%	46,910	97.3%	(38,904)	-72.2%	6,995	14.9%
Other loss, net	(63)	-0.4%	(260)	-0.5%	(54)	-0.1%	197	-75.8%	(206)	381.5%
Income from discontinued operations	$ 1,712	10.2%	$ 1,483	2.7%	$ 1,227	2.5%	$ 229	15.4%	$ 256	20.9%

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Analysis of Discontinued Operations – Logistical Services

The amounts shown above represent the results of Zenith's business transactions with third parties. Because the sale of Zenith was closed on the first business day of the second fiscal quarter of 2022, operating results for that period are insignificant.

Zenith also charged Bassett $9,121 for logistical services provided to our wholesale segment during the year ended November 26, 2022, and $31,329 and $26,967 for fiscal 2021 and 2020, respectively. These shipping and handling costs are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of income. We have entered into a service agreement with J.B. Hunt for the continuation of these services for a period of seven years following the sale of Zenith. Subsequent to the sale, we have incurred $27,604 of expense during the year ended November 26, 2022, for the performance of logistical services by J.B. Hunt.

Other Items Affecting Net Income (Loss)

Other items affecting net income (loss) for fiscal 2022 and 2021 are as follows:

	2022	2021
Interest income (1)	$ 302	$ 48
Interest expense (2)	(38)	(33)
Net periodic pension costs (3)	(489)	(422)
Net gains (cost) of company-owned life insurance (4)	161	(364)
Other	(739)	(729)
Total other loss, net	$ (803)	$ (1,500)

(1) Consists of interest income arising from our short-term investments and interest-bearing cash equivalents. The increase in interest income for fiscal 2022 as compared with fiscal 2021 was due primarily to higher interest rates paid on certificates of deposit. See Note 4 to the Consolidated Financial Statements for additional information regarding our investments in certificates of deposit.
(2) The interest expense in fiscal 2022 and 2021 is attributable to finance leases for computer and office equipment. See Note 15 to the Consolidated Financial Statements for additional information regarding our leases.
(3) Represents the portion of net periodic pension costs not included in income from operations. See Note 10 to the Consolidated Financial Statements for additional information related to our defined benefit pension plans.
(4) Includes a gain arising from death benefits from Company-owned life insurance of $1,441 in fiscal 2022.

Provision for Income taxes

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law. A major provision of the CARES Act allows net operating losses from the 2018, 2019 and 2020 tax years to be carried back up to five years. As a result, for the year ended November 28, 2020, we were able to recognize tax benefits substantially in excess of the current federal statutory rate of 21% due to the effects of carrying back our current net operating loss to tax years in which the federal statutory rate was 35%.

We recorded an income tax provision (benefit) on pre-tax income from continuing operations of $8,702, $5,836 and ($6,536) in fiscal 2022, 2021 and 2020, respectively. Our effective tax rates for both 2022 and 2021 of 25.5% differ from the federal statutory rate of 21.0% due to the effects of state income taxes and various permanent differences. Our effective tax rate of 36.3% for 2020 differs from the federal statutory rate of 21.0% primarily due to the benefit of the CARES Act and to the effects of state income taxes and various permanent differences, including those related to the non-deductible goodwill impairment charge. See Note 13 to the Consolidated Financial Statements for additional information regarding our income tax provision (benefit), as well as our net deferred tax assets and other matters.

We have net deferred tax assets of $5,528 as of November 26, 2022, which, upon utilization, are expected to reduce our cash outlays for income taxes in future years. It will require approximately $22,000 of future taxable income to utilize our net deferred tax assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Liquidity and Capital Resources

We are committed to maintaining a strong balance sheet in order to weather difficult industry conditions, to allow us to take advantage of opportunities as market conditions improve, and to execute our long-term retail strategies.

Cash Flows

Cash provided by operations for fiscal 2022 was a net use of $2,970 compared to cash provided by operations of $14,563 for fiscal 2021, representing a decrease of $17,533. Cash provided by the operating activities of our discontinued operations was $1,681 for fiscal 2022 compared to $4,082 for the prior year period, a decline of $2,401 as Zenith only operated during the first quarter of fiscal 2022. Excluding the decline in operating cash flow from discontinued operations, cash flows from continuing operations declined $14,132 from the prior year. Cash flows from operating activities included the payment of $20,176 in estimated income taxes net of refunds in 2022 as compared to $3,092 in 2021, the increase primarily related to the taxable gain on the sale of Zenith. In addition, cash flows from the collection of retail customer deposits declined by $28,318 due to the slowing pace of retail written sales.

Our overall cash position increased by $27,251 during fiscal 2022, compared to a decline of $11,425 during fiscal 2021, an increase of $38,676 from the prior year. Excluding the overall cash flow from discontinued operations, overall cash flow from continuing operations increased $35,762 over the prior year. Offsetting the decline in cash flows from operations, net cash flows from investing activities during the fiscal 2022 increased $77,413 to $65,534 of cash provided by investing activities compared to net cash used in investing activities of $11,571 for the prior year. This increase was primarily due to net proceeds of $84,534 received from the sale of Zenith and net proceeds of $8,217 received from the sale of retail real estate in Houston, Texas, partially offset by a $10,543 increase in capital expenditures over the prior year, including our purchase of our new retail store site in Tampa, Florida, and our net cash investment in Noa Home of $5,582. Net cash used in financing activities during the fiscal 2022 increased $21,146 to a net use of $35,563 as compared to a net use of $14,417 for the prior year, primarily due to a special dividend of $14,494 declared and paid during the second quarter of 2022 and a $9,556 increase in share repurchases to $15,122 during fiscal 2022 as compared to $5,566 repurchased during fiscal 2021. On March 9, 2022, our Board of Directors increased the amount authorized under our existing share repurchase plan to $40,000, of which $25,999 remains available for future purchases as of November 26, 2022. With cash and cash equivalents and short-term investments totaling $79,340 on hand at November 26, 2022, expected future operating cash flows and the availability under our credit line noted below, we believe we have sufficient liquidity to fund operations for the foreseeable future.

Debt and Other Obligations

Bank Credit Facility

Our bank credit facility provides for a line of credit of up to $25,000. At November 26, 2022, we had $3,931 outstanding under standby letters of credit against our line, leaving availability under our credit line of $21,069. In addition, we had outstanding standby letters of credit with another bank totaling $250 at November 26, 2022. The line bears interest at the One-Month Term Secured Overnight Financing Rate ("One-Month Term SOFR") plus 1.5% and is unsecured. Our bank charges a fee of 0.25% on the daily unused balance of the line, payable quarterly. Under the terms of the facility, we must maintain the following financial covenants, measured quarterly on a rolling twelve-month basis:

- Consolidated fixed charge coverage ratio of not less than 1.4 times,

- Consolidated lease-adjusted leverage ratio not to exceed 3.0 times, and

- Minimum tangible net worth of $140,000.

We were in compliance with these covenants at November 26, 2022 and expect to remain in compliance for the foreseeable future. The credit facility will mature on January 27, 2025, at which time any amounts outstanding under the facility will be due.

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of certain of our licensee-owned stores, and we lease land and buildings at various locations throughout the continental United States for warehouse space used in our retail segment. We also lease local delivery trucks used in our retail segment. The

(Amounts in thousands except share and per share data)

total future minimum lease payments for leases with terms in excess of one year at November 26, 2022 is $138,543, the present value of which is $116,938 and is included in our accompanying consolidated balance sheet at November 26, 2022. We were contingently liable under licensee lease obligation guarantees in the amount of $1,880 at November 26, 2022. The remaining terms under these lease guarantees range from approximately one to five years. See Note 15 to our consolidated financial statements for a schedule of future cash payments on our lease obligations and additional details regarding our leases and lease guarantees.

We provide post-employment benefits to certain current and former executives and management level employees of the Company. Included among these benefits are two defined-benefit plans with a combined projected benefit obligation of $7,262 at November 26, 2022. See Note 10 to our consolidated financial statements for a projection of future benefit payments under these plans from 2023 through 2032. We also have deferred compensation plans with a total liability of $3,686 at November 26, 2022, the current portion of which is $296. See Note 10 to our consolidated financial statements for additional information regarding these plans.

Dividends and Share Repurchases

During fiscal 2022, we declared and paid four quarterly dividends totaling $5,668, or $0.60 per share, as well as one special dividend totaling $14,494, or $1.50 per share. During fiscal 2022, we repurchased 868,085 shares of our stock for $15,122 under our share repurchase program. The weighted-average effect of these share repurchases on earnings per share from continuing operations was approximately $0.10 per share basic and $0.11 per share diluted. On March 9, 2022, our Board of Directors increased the remaining limit of the repurchase plan to $40,000. The approximate dollar value that may yet be purchased pursuant to our stock repurchase program as of November 28, 2022 was $25,999.

Capital Expenditures

We currently anticipate that total capital expenditures for fiscal 2023 will be approximately $25 million, which will be used for the upfit of new and remodeled retail stores, the expansion and upgrade of our outdoor furniture manufacturing facilities in Haleyville, Alabama and additional investments in information technology, including a new website. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to the overall performance of the store program, our rate of growth, our operating results and any adjustments in our operating plan needed in response to industry conditions, competition or unexpected events. We believe that our existing cash, together with cash from operations, will be sufficient to meet our capital expenditure and working capital requirements for the foreseeable future.

Fair Value Measurements

We account for items measured at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

Level 1 Inputs– Quoted prices for identical instruments in active markets.

Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs– Instruments with primarily unobservable value drivers.

We believe that the carrying amounts of our current assets and current liabilities approximate fair value due to the short-term nature of these items. Our primary non-recurring fair value estimates, typically involving the valuation of business acquisitions (see Note 3 to the Consolidated Financial Statements), goodwill impairments (see Note 8 to the Consolidated Financial Statements) and asset impairments (see Note 14 to the Consolidated Financial Statements) have utilized Level 3 inputs.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Off-Balance Sheet Arrangements

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BHF stores and Zenith distribution facilities. We have guaranteed certain lease obligations of licensee operators as part of our retail strategy. See Note 15 to the Consolidated Financial Statements, included in Item 8 of this Annual Report on Form 10-K, for further discussion of lease guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Revenue Recognition - We recognize revenue when we transfer promised goods to our customers in an amount that reflects the consideration that we expect to receive in exchange for those goods. For our wholesale and retail segments, revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer.

At wholesale, transfer occurs and revenue is recognized upon the shipment of goods to independent dealers and licensee-owned BHF stores. We offer payment terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

At retail, transfer occurs and revenue is recognized upon delivery of goods to the customer. We typically collect a significant portion of the purchase price as a customer deposit upon order, with the balance typically collected upon delivery. These deposits are carried on our balance sheet as a current liability until delivery is fulfilled and amounted to $35,963 and $51,492 as of November 26, 2022 and November 27, 2021, respectively. Substantially all of the customer deposits held at November 27, 2021 related to performance obligations satisfied during fiscal 2022 and have therefore been recognized in revenue for the year ended November 26, 2022. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. We also sell furniture protection plans to our retail customers on behalf of a third party which is responsible for the performance obligations under the plans. Revenue from the sale of these plans is recognized upon delivery of the goods net of amounts payable to the third-party service provider.

Allowance for credit losses - We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. Our accounts receivable reserves were $1,261 and $567 at November 26, 2022 and November 27, 2021, respectively, representing 6.6% and 2.7% of our gross accounts receivable balances at those dates, respectively. The allowance for credit losses is based on a review of specifically identified customer accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectibility of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivables, which is generally ninety days or less. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates. Unforeseen events such as a licensee or customer bankruptcy filing could have a material impact on our results of operations.

(Amounts in thousands except share and per share data)

Inventories - Inventories accounted for under the first-in, first out ("FIFO") method are stated at the lower of cost or net realizable value, and inventory accounted for under the last-in, first out method ("LIFO") is stated at the lower of cost or market. Cost is determined for domestic furniture inventories, excluding outdoor furniture products, using the LIFO method. The cost of imported inventories, domestic outdoor furniture products and Noa Home product inventories is determined on a FIFO basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. Our reserves for excess and obsolete inventory were $5,167 and $4,816 at November 26, 2022 and November 27, 2021, respectively, representing 5.7% and 5.8%, respectively, of our inventories on a LIFO basis. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Goodwill – Goodwill represents the excess of the fair value of consideration given over the fair value of the tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and the resulting goodwill is allocated to the respective reporting unit: Wood, Upholstery, Retail – Company-Owned Stores, and Noa Home. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

In accordance with ASC Topic 350, *Intangibles – Goodwill & Other,* we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test described in ASC Topic 350 (as amended by Accounting Standards Update No. 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*). The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and our goodwill is considered to be unimpaired. However, if based on our qualitative assessment we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the quantitative evaluation process. We performed an interim test of goodwill as of May 30, 2020 due to the severe impact of the COVID-19 pandemic and resulting business interruption during the second fiscal quarter of 2020. This interim test resulted in an impairment charge of $1,971 for the year ended November 28, 2020. For the annual tests of goodwill performed as of the beginning of the fourth fiscal quarters of 2021 and 2022, we performed the qualitative assessment as described above and concluded that there has been no additional impairment of our goodwill as of November 26, 2022.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment charge will be recognized in the amount by which the reporting unit's carrying amount exceeds its fair value, but not to exceed the total goodwill assigned to the reporting unit. The determination of the fair value of our reporting units is based on a combination of a market approach, that considers benchmark company market multiples, an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosure*, and, in the case of our retail reporting unit, a cost approach that utilizes estimates of net asset value. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant. As part of the goodwill impairment testing, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

Other Intangible Assets – Intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or between annual tests when an impairment indicator exists. The recoverability of indefinite-lived intangible assets is assessed by comparison of the carrying value of the asset to its estimated fair value. If we determine that the carrying value of the asset exceeds its estimated fair value, an impairment loss equal to the excess would be recorded. At November 26, 2022, our indefinite-lived intangible assets other than goodwill consist of trade names acquired in the acquisitions of Lane Venture and Noa Home and have a carrying value of $8,723.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Continued
(Amounts in thousands except share and per share data)

Definite-lived intangible assets are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We estimate the useful lives of our intangible assets and ratably amortize the value over the estimated useful lives of those assets. If the estimates of the useful lives should change, we will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset may be required at such time. At November 26, 2022 our definite-lived intangible assets consist of customer relationships acquired in the acquisition of Lane Venture with a carrying value of $232.

Impairment of Long-Lived Assets - We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. When analyzing our real estate properties for potential impairment, we consider such qualitative factors as our experience in leasing and selling real estate properties as well as specific site and local market characteristics. Upon the closure of a Bassett Home Furnishings store, we generally write off all tenant improvements which are only suitable for use in such a store. Right of use assets under operating leases are written down to their estimated fair value. Our estimates of the fair value of the impaired right of use assets include estimates of discounted cash flows based upon current market rents and other inputs which we consider to be Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurement and Disclosure.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements regarding the impact or potential impact of recent accounting pronouncements upon our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in the value of foreign currencies. Substantially all of our purchases outside of North America are denominated in U.S. dollars. Therefore, we believe that gains or losses resulting from changes in the value of foreign currencies relating to foreign purchases not denominated in U.S. dollars would not be material to our results from operations in fiscal 2022. We are also exposed to foreign currency market risk through our investment in Noa Home. Our investment in Noa Home is subject to changes in the value of the Canadian dollar versus the U.S. dollar. Additionally, Noa Home is exposed to other local currency fluctuation risk through its operations in Australia, Singapore and the United Kingdom. The impact of currency fluctuations on our financial position and results of operations since the acquisition of Noa Home on September 2, 2022 has not been significant.

We are exposed to market risk from changes in the cost of raw materials used in our manufacturing processes, principally wood, woven fabric, and foam products. The cost of foam products, which are petroleum-based, is sensitive to changes in the price of oil.

We are also exposed to commodity price risk related to diesel fuel prices for fuel used in our retail segment for home delivery as well as through amounts we are charged for logistical services by our service providers. We manage our exposure to that risk primarily through the application of fuel surcharges to our customers.

We have potential exposure to market risk related to conditions in the commercial real estate market. Our retail real estate holdings of $21,164 and $16,971 at November 26, 2022 and November 27, 2021, respectively, for Company-owned stores, consisting of eight locations with a total of 203,465 square feet of space, could suffer significant impairment in value if we are forced to close additional stores and sell or lease the related properties during periods of weakness in certain markets. Additionally, if we are required to assume responsibility for payment under the lease obligations of $1,880 and $1,845 which we have guaranteed on behalf of licensees as of November 26, 2022 and November 27, 2021, respectively, we may not be able to secure sufficient sub-lease income in the current market to offset the payments required under the guarantees. We are also exposed to risk related to conditions in the commercial real estate rental market with respect to the right-of-use assets we carry on our balance sheet for leased retail store locations and warehouse facilities. At November 26, 2022, the unamortized balance of such right-of-use assets totaled $98,788. Should we have to close or otherwise abandon one of these leased locations, we could incur additional impairment charges if rental market conditions do not support a fair value for the right of use asset in excess of its carrying value.

As used herein, unless the context otherwise requires, "Bassett," the "Company," "we," "us" and "our" refer to Bassett Furniture Industries, Incorporated and its subsidiaries. References to 2022, 2021 and 2020 mean the fiscal years ended November 26, 2022, November 27, 2021 and November 28, 2020. All three years contained 52 weeks.

SAFE-HARBOR, FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and subsidiaries. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", "aimed" and "intends" or words or phrases of similar expression. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors, which should be read in conjunction with Item 1A "Risk Factors" in our Form 10-K filed with the Securities and Exchange Commission on January 24, 2023, that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- fluctuations in the cost and availability of raw materials, fuel, labor, delivery costs and sourced products, including those which may result from supply chain disruptions and shortages and the imposition of new or increased duties, tariffs, retaliatory tariffs and trade limitations with respect to foreign-sourced products

- competitive conditions in the home furnishings industry

- overall retail traffic levels in stores and on the web and consumer demand for home furnishings

- ability of our customers and consumers to obtain credit

- the profitability of the stores (independent licensees and Company-owned retail stores) which may result in future store closings

- ability to implement our Company-owned retail strategies and realize the benefits from such strategies, including our initiatives to expand and improve our digital marketing and advertising capabilities, as they are implemented

- the risk that we may not achieve the strategic benefits of our acquisition of Noa Home Inc.

- effectiveness and security of our information technology systems and possible disruptions due to cybersecurity threats, including any impacts from a network security incident; and the sufficiency of our insurance coverage, including cybersecurity insurance

- future tax legislation, or regulatory or judicial positions

- ability to efficiently manage the import supply chain to minimize business interruption

- concentration of domestic manufacturing, particularly of upholstery products, and the resulting exposure to business interruption from accidents, weather and other events and circumstances beyond our control

- the impact of the COVID-19 pandemic and resulting supply chain disruptions upon our ability to maintain normal operations at our retail stores and manufacturing facilities, and the resulting effects any future interruption of those operations may have upon our financial condition, results of operations and liquidity, as well as the impact of the pandemic upon general economic conditions, including consumer spending and the strength of the housing market in the United States

You should keep in mind that any forward-looking statement made by us in this report speaks only as of the date on which such forward-looking statement is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the events described in any forward-looking statement made in this report, might not occur.

Consolidated Balance Sheets
Bassett Furniture Industries, Incorporated and Subsidiaries
November 26, 2022 and November 27, 2021
(In thousands, except share and per share data)

	2022	2021
Assets		
Current assets		
Cash and cash equivalents	$ 61,625	$ 34,374
Short-term investments	17,715	17,715
Accounts receivable, net of allowance for credit losses of $1,261 and $567 as of November 26, 2022 and November 27, 2021, respectively	17,838	20,567
Inventories	85,477	78,004
Recoverable income taxes	2,353	8,379
Current assets of discontinued operations held for sale	-	11,064
Other current assets	11,487	10,181
Total current assets	196,495	180,284
Property and equipment, net	77,001	69,168
Other long-term assets		
Deferred income taxes, net	5,528	3,189
Goodwill and other intangible assets	21,727	14,354
Right of use assets under operating leases	99,472	95,955
Long-term assets of discontinued operations held for sale	-	52,757
Other	6,050	5,953
Total other long-term assets	132,777	172,208
Total assets	$ 406,273	$ 421,660
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 20,359	$ 23,988
Accrued compensation and benefits	12,921	12,639
Customer deposits	35,963	51,492
Current portion of operating lease obligations	18,819	20,235
Current liabilites of discontinued operations held for sale	-	16,095
Other accrued liabilities	12,765	9,770
Total current liabilities	100,827	134,219
Long-term liabilities		
Post employment benefit obligations	9,954	12,968
Long-term portion of operating lease obligations	97,477	94,845
Long-term liabilities of discontinued operations held for sale	-	16,210
Other long-term liabilities	2,406	686
Total long-term liabilities	109,837	124,709
Commitments and Contingencies		
Stockholders equity		
Common stock, $5 par value; 50,000,000 shares authorized; issued and outstanding 8,951,839 at November 26, 2022 and 9,762,125 at November 27, 2021	44,759	48,811
Retained earnings	150,800	115,631
Additional paid-in-capital	-	113
Accumulated other comprehensive income (loss)	50	(1,823)
Total stockholders' equity	195,609	162,732
Total liabilities and stockholders' equity	$ 406,273	$ 421,660

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 26, 2022, November 27, 2021, and November 28, 2020
(In thousands, except per share data)

	2022	2021	2020
Net sales of furniture and accessories	$ 485,601	$ 430,886	$ 337,672
Cost of furniture and accessories sold	237,262	209,799	163,567
Gross profit	248,339	221,087	174,105
Selling, general and administrative expenses	218,069	196,830	176,405
Gain on sale of real estate	4,595	-	-
Asset impairment charges	-	-	12,184
Goodwill impairment charge	-	-	1,971
Litigation expense	-	-	1,050
Income (loss) from continuing operations	34,865	24,257	(17,505)
Interest income	302	48	232
Interest expense	(38)	(33)	-
Other loss, net	(1,067)	(1,515)	(740)
Income (loss) from continuing operations before income taxes	34,062	22,757	(18,013)
Income tax expense (benefit)	8,702	5,836	(6,536)
Income (loss) from continuing operations	25,360	16,921	(11,477)
Discontinued operations:			
Income from operations of logistical services	1,712	1,483	1,227
Gain on disposal	52,534	-	-
Income tax expense	14,261	362	171
Income from discontinued operations	39,985	1,121	1,056
Net income (loss)	$ 65,345	$ 18,042	$ (10,421)
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ 2.70	$ 1.72	$ (1.15)
Income from discontinued operations	4.26	0.11	0.11
Basic earnings (loss) per share	$ 6.96	$ 1.83	$ (1.04)
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ 2.70	$ 1.72	$ (1.15)
Income from discontinued operations	4.26	0.11	0.11
Diluted earnings (loss) per share	$ 6.96	$ 1.83	$ (1.04)
Dividends per share			
Regular dividends	$ 0.60	$ 0.53	$ 0.46
Special dividend	$ 1.50	$ 0.25	$ -

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income (Loss)
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 26, 2022, November 27, 2021, and November 28, 2020
(In thousands)

	2022	2021	2020
Net income (loss)	$ 65,345	$ 18,042	$ (10,421)
Other comprehensive income (loss):			
Foreign currency translation adjustments	(274)	-	-
Income taxes related to foreign currency translation adjustments	70	-	-
Actuarial adjustment to Long Term Cash Awards (LTCA)	303	26	(86)
Amortization associated with LTCA	132	144	125
Income taxes related to LTCA	(107)	(44)	(10)
Actuarial adjustment to supplemental executive retirement defined benefit plan (SERP)	2,200	(788)	(259)
Amortization associated with SERP	124	44	8
Income taxes related to SERP	(575)	190	64
Other comprehensive income (loss), net of tax	1,873	(428)	(158)
Total comprehensive income (loss)	$ 67,218	$ 17,614	$ (10,579)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 26, 2022, November 27, 2021, and November 28, 2020
(In thousands)

	2022	2021	2020
Operating activities:			
Net income (loss)	$ 65,345	$ 18,042	$ (10,421)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,309	14,597	13,480
Gain on disposal of discontinued operations	(52,534)	-	-
Non-cash goodwill impairment charge	-	-	1,971
Non-cash asset impairment charges	-	-	12,184
Net gain on disposals of property and equipment	(4,595)	(367)	(81)
Gains on lease modifications	-	(37)	(1,313)
Inventory valuation charges	3,648	2,969	4,922
Deferred income taxes	(2,339)	1,545	2,513
Other, net	(302)	765	(51)
Changes in operating assets and liabilities			
Accounts receivable	3,169	(5,828)	(962)
Inventories	(9,536)	(26,087)	6,494
Other current and long-term assets	5,944	(2,241)	(9,325)
Right of use assets under operating leases	20,531	26,243	32,107
Customer deposits	(16,588)	11,730	14,421
Accounts payable and accrued liabilities	(4,073)	2,153	5,965
Obligations under operating leases	(22,949)	(28,921)	(35,229)
Net cash provided by (used in) operating activities	(2,970)	14,563	36,675
Investing activities:			
Purchases of property and equipment	(21,296)	(10,750)	(6,029)
Proceeds from sales of property and equipment	8,226	382	2,345
Cash paid for business acquisitions, net of cash acquired	(5,582)	-	-
Proceeds from the disposition of discontinued operations	84,534	-	-
Purchases of investments	-	-	(295)
Proceeds from maturities of investments	-	-	16
Other	(40)	(1,203)	216
Net cash provided by (used in) investing activities	65,842	(11,571)	(3,747)
Financing activities:			
Cash dividends	(20,162)	(7,689)	(4,544)
Proceeds from exercise of stock options	-	42	-
Issuance of common stock	424	363	285
Repurchases of common stock	(15,122)	(5,566)	(2,208)
Taxes paid related to net share settlement of equity awards	(19)	(219)	(228)
Repayment of finance lease obligations	(684)	(1,348)	(121)
Net cash used in financing activities	(35,563)	(14,417)	(6,816)
Effect of exchange rate changes on cash and cash equivalents	(58)	-	-
Change in cash and cash equivalents	27,251	(11,425)	26,112
Cash and cash equivalents - beginning of year	34,374	45,799	19,687
Cash and cash equivalents - end of year	$ 61,625	$ 34,374	$ 45,799

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 26, 2022, November 27, 2021, and November 28, 2020
(In thousands, except share and per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount				
Balance, November 30, 2019	10,116,290 $	50,581 $	195 $	129,130 $	(1,236) $	178,670
Comprehensive income (loss)						
Net loss	-	-	-	(10,421)	-	(10,421)
Amortization of defined benefit plan costs, net of tax	-	-	-	-	98	98
Actuarial adjustments to defined benefit plans, net of tax	-	-	-	-	(256)	(256)
Cumulative effect of a change in accounting principle	-	-	-	(3,785)	-	(3,785)
Regular dividends ($0.455 per share)	-	-	-	(4,545)	-	(4,545)
Issuance of common stock	43,218	216	69	-	-	285
Purchase and retirement of common stock	(216,721)	(1,083)	(684)	(669)	-	(2,436)
Stock-based compensation	-	-	420	-	-	420
Balance, November 28, 2020	9,942,787	49,714	-	109,710	(1,394)	158,030
Comprehensive income (loss)						
Net income	-	-	-	18,042	-	18,042
Amortization of defined benefit plan costs, net of tax	-	-	-	-	138	138
Actuarial adjustments to defined benefit plans, net of tax	-	-	-	-	(567)	(567)
Regular dividends ($0.53 per share)	-	-	-	(5,210)	-	(5,210)
Special dividend ($0.25 per share)	-	-	-	(2,479)	-	(2,479)
Issuance of common stock	34,902	175	230	-	-	405
Purchase and retirement of common stock	(215,564)	(1,078)	(275)	(4,432)	-	(5,785)
Stock-based compensation	-	-	158	-	-	158
Balance, November 27, 2021	9,762,125	48,811	113	115,631	(1,823)	162,732
Comprehensive income (loss)						
Net income	-	-	-	65,345	-	65,345
Foreign currency translation adjustments, net of tax	-	-	-	-	(204)	(204)
Amortization of defined benefit plan costs, net of tax	-	-	-	-	192	192
Actuarial adjustments to defined benefit plans, net of tax	-	-	-	-	1,885	1,885
Regular dividends ($0.60 per share)	-	-	-	(5,668)	-	(5,668)
Special dividend ($1.50 per share)	-	-	-	(14,494)	-	(14,494)
Issuance of common stock	59,024	295	129	-	-	424
Purchase and retirement of common stock	(869,310)	(4,347)	(780)	(10,014)	-	(15,141)
Stock-based compensation	-	-	538	-	-	538
Balance, November 26, 2022	8,951,839 $	44,759 $	- $	150,800 $	50 $	195,609

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

1. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", the "Company") based in Bassett, Virginia, is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's full range of furniture products and accessories, designed to provide quality, style and value, are sold through an exclusive nation-wide network of 91 retail stores known as Bassett Home Furnishings (referred to as "BHF"). Of the 91 stores, the Company owns and operates 58 stores ("Company-owned retail stores") with the other 33 being independently owned ("licensee operated"). We also distribute our products through other multi-line furniture stores, many of which feature Bassett galleries or design centers. Products can also be purchased by the end consumer directly from our website.

We sourced approximately 22% of our wholesale products from various foreign countries, with the remaining volume produced at our five domestic manufacturing facilities.

Impact of the COVID-19 Pandemic Upon our Financial Condition and Results of Operations

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak to be a global pandemic. In response to this declaration and the rapid spread of COVID-19 within the United States, federal, state and local governments throughout the country imposed varying degrees of restrictions on social and commercial activity to promote social distancing in an effort to slow the spread of the illness. These measures had a significant adverse impact upon many sectors of the economy, including non-essential retail commerce, beginning in our second fiscal quarter of 2020.

In response to the restrictive measures imposed by governmental authorities and for the protection of our employees and customers, we temporarily closed our dedicated stores, our manufacturing locations and many of our warehouses for much of the second fiscal quarter of 2020. This extended period of suspended operations had a material adverse impact upon our results of operations during the second fiscal quarter of 2020 and resulted in a significant net loss for 2020. In addition to operating losses resulting from severely reduced sales volumes, we also recorded charges for goodwill impairment (Note 8) as well as for the impairment of certain other long-lived assets (Note 14). However, since restarting our manufacturing operations and reopening stores, we have seen a significant improvement in business conditions which allowed us to return to overall profitability for the third and fourth fiscal quarters of 2020 continuing through fiscal 2021. Tempering these improvements were the continuing logistical challenges faced by the entire home furnishings industry that resulted from COVID-related labor shortages and supply chain disruptions which created significant delays in order fulfillment and increased backlogs. By the end of fiscal 2022, these issues have been substantially resolved.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Consolidated Financial Statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries in which we have a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2022, 2021 and 2020 are to Bassett's fiscal year ended November 26, 2022, November 27, 2021 and November 28, 2020, respectively. References to the "ASC" included hereinafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board as the source of authoritative GAAP.

We analyzed our licensees under the requirements for variable interest entities ("VIEs"). All of these licensees operate as BHF stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. We have recorded reserves for potential exposures related to these licensees. See Note 15 for disclosure of leases and lease guarantees. Based on financial projections and best available information, all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. Furthermore, we believe that the power to direct the activities that most significantly impact the licensees' operating performance continues to lie with the ownership of the licensee dealers. Our rights to assume control over or otherwise influence the licensees' significant activities only exist pursuant to our license and security agreements and are in the nature of protective rights as contemplated under ASC Topic 810. We completed our assessment for other potential VIEs and concluded that there were none. We will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

We were the primary beneficiary of one VIE by virtue of our control over the activities that most significantly impact the entity's economic performance. This VIE was created to affect a Section 1031 like-kind exchange involving the purchase of real property in the state of Florida and the sale of real property in the state of Texas (see Note 14). Subsequent to the completion of the exchange transactions during the third quarter of fiscal 2022, the sole equity interest in the VIE was transferred to Bassett and the entity is now consolidated as a wholly owned subsidiary.

On January 31, 2022, we entered into a definitive agreement to sell substantially all of the assets of our wholly-owned subsidiary, Zenith Freight Lines, LLC ("Zenith") to J.B. Hunt Transport Services, Inc. ("J.B. Hunt"). The sale was completed on February 28, 2022. Accordingly, the operations of our logistical services segment as well as the gain realized upon disposal are presented in the accompanying condensed consolidated statements of income as discontinued operations, and the assets sold to and liabilities assumed by J.B. Hunt are presented in the accompanying condensed consolidated balance sheet as of November 27, 2021 as assets and liabilities of discontinued operations held for sale. See Note 18 for additional information. Costs incurred by Bassett for logistical services performed for Bassett by Zenith are included in selling, general and administrative expenses.

On September 2, 2022, we acquired 100% of the capital stock of Noa Home Inc. ("Noa Home"), a mid-priced e-commerce furniture retailer headquartered in Montreal, Canada. Noa Home has operations in Canada, Australia, Singapore and the United Kingdom. Since acquisition, Noa Home has been consolidated as a wholly-owned subsidiary. See Note 3 for additional information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates include allowances for doubtful accounts, calculation of inventory reserves, the valuation of our reporting units for the purpose of testing the carrying value of goodwill, and the valuation of our right of use assets. We also utilize estimates in determining the valuation of income tax reserves, lease guarantees, insurance reserves, and assumptions related to our post-employment benefit obligations. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the company expects to receive in exchange for those goods or services. For our wholesale and retail segments, revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer.

At wholesale, transfer occurs and revenue is recognized upon the shipment of goods to independent dealers and licensee-owned BHF stores. We offer payment terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

At retail, transfer occurs and revenue is recognized upon delivery of goods to the customer. We typically collect a significant portion of the purchase price as a customer deposit upon order, with the balance typically collected upon delivery. These deposits are carried on our balance sheet as a current liability until delivery is fulfilled and amounted to $35,963 and $51,492 as of November 26, 2022 and November 27, 2021, respectively. Substantially all of the customer deposits held at November 27, 2021 related to performance obligations were satisfied during fiscal 2022 and have therefore been recognized in revenue for the year ended November 26, 2022. Estimates for returns and allowances have been recorded as a reduction of revenue based on our historical return patterns. We also sell furniture protection plans to our retail customers on behalf of a third party which is responsible for the performance obligations under the plans. Revenue from the sale of these plans is recognized upon delivery of the goods net of amounts payable to the third-party service provider.

Sales commissions are expensed as part of selling, general and administrative expenses at the time revenue is recognized because the amortization period would have been one year or less. Sales commissions at wholesale are accrued upon the shipment of goods. Sales commissions at retail are accrued at the time a sale is written (i.e. – when the customer's order is placed) and are carried as prepaid commissions in other current assets until the goods are delivered and revenue is recognized.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

At November 26, 2022 and November 27, 2021, our balance of prepaid commissions included in other current assets was $3,768 and $6,221, respectively.

For our accounting and reporting under ASC 606, we apply the following policy elections and practical expedients:
- We exclude from revenue amounts collected from customers for sales tax, which is consistent with our policy prior to the adoption of ASC 606.
- We do not adjust the promised amount of consideration for the effects of a significant financing component since the period of time between transfer of our goods or services and the collection of consideration from the customer is less than one year.
- We do not disclose the value of unsatisfied performance obligations because the transfer of goods or services is made within one year of the placement of customer orders.

See Note 20 for disaggregated revenue information.

Cash Equivalents and Short-Term Investments

The Company considers cash on hand, demand deposits in banks and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Our short-term investments consist of certificates of deposit that have original maturities of twelve months or less but greater than three months.

Accounts Receivable

Substantially all of our trade accounts receivable is due from customers located within the United States. We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. The allowance for credit losses is based on a review of specifically identified accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectibility of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivables, which is generally ninety days or less. Actual credit losses could differ from those estimates.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable and financial guarantees subject us to credit risk partially due to the concentration of amounts due from and guaranteed on behalf of independent licensee customers. At November 26, 2022 and November 27, 2021, our aggregate exposure from receivables and guarantees related to customers consisted of the following:

	2022	2021
Accounts receivable, net of allowances (Note 5)	$ 17,838	$ 20,567
Contingent obligations under lease and loan guarantees, less amounts recognized (Note 15)	1,828	1,794
Other	43	86
Total credit risk exposure related to customers	$ 19,709	$ 22,447

At November 26, 2022 and November 27, 2021, approximately 31% and 24%, respectively, of the aggregate risk exposure, net of reserves, shown above was attributable to five customers. In fiscal 2022, 2021 and 2020, no customer accounted for more than 10% of total consolidated net sales.

We have no foreign manufacturing operations. We define export sales from our wholesale segment as sales to any country or territory other than the United States or its territories or possessions. Our wholesale export sales were approximately $731, $488, and $789 in fiscal 2022, 2021, and 2020, respectively. All of our export sales are invoiced and settled in U.S. dollars.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Inventories

Inventories (retail merchandise, finished goods, work in process and raw materials) accounted for under the first-in, first out ("FIFO") method are stated at the lower of cost or net realizable value or, in the case of inventory accounted for under the last-in, first out ("LIFO") method, at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the LIFO method because we believe this methodology provides better matching of revenue and expenses. The cost of imported inventories as well as Lane Venture, Bassett Outdoor and Noa Home product inventories are determined on a first-in, first-out ("FIFO") basis. Inventories accounted for under the LIFO method represented 46% and 53% of total inventory before reserves at November 26, 2022 and November 27, 2021, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations, our logistical services operations, and corporate administration. This property and equipment is stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Goodwill

Goodwill represents the excess of the fair value of consideration given over the fair value of the tangible assets and liabilities and identifiable intangible assets of businesses acquired. The acquisition of assets and liabilities and the resulting goodwill is allocated to the respective reporting unit: Wood, Upholstery, Retail or Logistical Services. We review goodwill at the reporting unit level annually for impairment or more frequently if events or circumstances indicate that assets might be impaired.

In accordance with ASC Topic 350, *Intangibles – Goodwill & Other,* we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary and our goodwill is considered to be unimpaired. However, if based on our qualitative assessment we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the quantitative evaluation process. We performed an interim test of goodwill as of May 30, 2020 due to the severe impact of the COVID-19 pandemic and resulting business interruption during the second fiscal quarter of 2020. This interim test resulted in an impairment charge of $1,971 for the year ended November 28, 2020. For the annual tests of goodwill performed as of the beginning of the fourth fiscal quarters of 2022 and 2021, we performed the qualitative assessment as described above and concluded that there was no additional impairment of our goodwill as of November 26, 2022 or November 27, 2021.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment charge will be recognized in the amount by which the reporting unit's carrying amount exceeds its fair value, but not to exceed the total goodwill assigned to the reporting unit. The determination of the fair value of our reporting units is based on a combination of a market approach, that considers benchmark company market multiples, an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosure* (see Note 4), and, in the case of our retail reporting unit, a cost approach that utilizes estimates of net asset value. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant. As part of the goodwill

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

impairment testing, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts. See Note 8 for additional information regarding the results of our interim goodwill impairment test performed as of May 30, 2020.

Leases

Effective as of the beginning of fiscal 2020, we adopted ASU 2016-02, Leases (Topic 842) and all related amendments. The guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use ("ROU") asset and a lease liability.

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of certain of our licensee-owned stores, and we lease land and buildings at various locations throughout the continental United States for warehouse space used in our retail segment. We also lease local delivery trucks used in our retail segment. We determine if a contract contains a lease at inception based on our right to control the use of an identified asset and our right to obtain substantially all of the economic benefits from the use of that identified asset. Our real estate lease terms range from one to 15 years and generally have renewal options of between five and 15 years. We assess these options to determine if we are reasonably certain of exercising these options based on all relevant economic and financial factors. Any options that meet this criteria are included in the lease term at lease commencement.

Most of our leases do not have an interest rate implicit in the lease. As a result, for purposes of measuring our ROU asset and lease liability, we determine our incremental borrowing rate by applying a spread above the U.S. Treasury borrowing rates. In the case an interest rate is implicit in a lease we will use that rate as the discount rate for that lease. Some of our leases contain variable rent payments based on a Consumer Price Index or percentage of sales. Due to the variable nature of these costs, they are not included in the measurement of the ROU asset and lease liability.

We adopted the standard utilizing the transition election to not restate comparative periods for the impact of adopting the standard and recognizing the cumulative impact of adoption in the opening balance of retained earnings. We elected the package of transition expedients available for expired or existing contracts, which allowed the carry-forward of historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. In addition, we have elected the practical expedient to not separate lease and non-lease components when determining the ROU asset and lease liability and have elected the practical expedient related to land easements, allowing us to carry forward our accounting treatment for land easements on existing agreements. We have also elected the hindsight practical expedient to determine the lease term for existing leases. In our application of hindsight, we evaluated the performance of the leased stores and the associated markets in relation to our overall real estate strategies, which resulted in the determination that most renewal options would not be reasonably certain in determining the expected lease term. We have made an accounting policy election to not recognize ROU assets and lease liabilities on the balance sheet for those leases with initial terms of one year or less and instead such lease obligations will be expensed on a straight-line basis over the lease term.

Adoption of the standard resulted in the recording of additional net lease-related assets and lease-related liabilities of $146,585 and $151,672, respectively, as of December 1, 2019. The difference between the additional lease assets and lease liabilities, net of the $1,302 deferred tax impact, was $3,785 and was recorded as an adjustment to retained earnings. This adjustment to retained earnings primarily represents the impairment of right-of-use assets associated with certain underperforming retail locations. Our estimates of the fair value of the impaired ROU assets included estimates of discounted cash flows based upon current market rents and other inputs which we consider to be Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurement and Disclosure (see Note 4). Our adoption of this standard did not have a material impact on our consolidated statements of operations, comprehensive income or cash flows.

See Note 15 for additional information regarding our leases.

Other Intangible Assets

Intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but are tested for impairment annually or between annual tests when an impairment indicator exists. The recoverability of indefinite-lived intangible assets is assessed by comparison of the carrying value of the asset to its estimated fair value. If we determine that the carrying value of the asset exceeds its estimated fair value, an impairment loss equal to the excess would be recorded.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Definite-lived intangible assets are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We estimate the useful lives of our intangible assets and ratably amortize the value over the estimated useful lives of those assets. If the estimates of the useful lives should change, we will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset may be required at such time.

Impairment of Long Lived Assets

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use and eventual disposition of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

When analyzing our real estate properties for potential impairment, we consider such qualitative factors as our experience in leasing and selling real estate properties as well as specific site and local market characteristics. Upon the closure of a Bassett Home Furnishings store, we generally write off all tenant improvements which are only suitable for use in such a store. ROU assets under operating leases are written down to their estimated fair value. Our estimates of the fair value of the impaired ROU assets included estimates of discounted cash flows based upon current market rents and other inputs which we consider to be Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurement and Disclosure (see Note 4).

Income Taxes

We account for income taxes under the liability method which requires that we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 13.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority or our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified.

We evaluate our deferred income tax assets to determine if valuation allowances are required or should be adjusted. A valuation allowance is established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward or carryback periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. See Note 13.

Shipping and Handling Costs

Costs incurred to deliver wholesale merchandise to customers are recorded in selling, general and administrative expense and totaled $21,341, $17,829, and $14,779 for fiscal 2022, 2021 and 2020, respectively. Costs incurred to deliver retail merchandise to customers, including the cost of operating regional distribution warehouses, are also recorded in selling, general and administrative expense and totaled $23,812, $22,494, and $19,024 for fiscal 2022, 2021 and 2020, respectively.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred and are included in selling, general and administrative expenses. Advertising costs totaled $16,698, $15,228, and $12,619 in fiscal 2022, 2021, and 2020, respectively.

Insurance Reserves

We have self-funded insurance programs in place to cover workers' compensation and health insurance. These insurance programs are subject to various stop-loss limitations. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Supplemental Cash Flow Information

Refer to the supplemental lease disclosures in Note 15 for cash flow impacts of leasing transactions during fiscal 2022, 2021 and 2020. Otherwise, there were no material non-cash investing or financing activities during fiscal 2022, 2021 or 2020.

Recently Adopted Accounting Pronouncements

Effective as of the beginning of fiscal 2022, we have adopted Accounting Standards Update No. 2019-12 – Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The amendments in ASU 2019-12 became effective for us as of the beginning of our 2022 fiscal year. We adopted ASU 2019-12 on a prospective basis and the adoption did not have a material impact upon our financial condition or results of operations.

Recent Accounting Pronouncements Not Yet Adopted

In October 2021, the FASB issued Accounting Standards Update No. 2021-08– Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and to payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in ASU 2021-08 require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in ASU 2021-08 will become effective for us as of the beginning of our 2024 fiscal year. Early adoption is permitted, including adoption in any interim period. We do not expect that this guidance will have a material impact upon our financial position and results of operations.

In March 2022, the FASB issued Accounting Standards Update No. 2022-02 – Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, to address certain concerns identified in the Post-Implementation Review process for ASU Topic 326. The amendments in ASU 2022-02 eliminate the accounting guidance for troubled debt restructurings by creditors in ASC Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, for public business entities, the amendments in ASU 2022-02 require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost. The amendments in ASU 2022-02 will become effective for us as of the beginning of our 2024 fiscal year. Early adoption is permitted. We expect that the adoption of this standard will primarily impact our disclosures but do not expect that this guidance will have a material impact upon our financial position and results of operations.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

In June 2022, the FASB issued Accounting Standards Update No. 2022-03 – Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, to clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. In addition, the amendments in ASU 2022-03 require certain additional disclosures related to investments in equity securities subject to contractual sale restrictions. The amendments in ASU 2022-03 will become effective for us as of the beginning of our 2025 fiscal year. Early adoption is permitted. As of November 26, 2022 we do not hold any investments in equity securities, therefore we do not currently expect that this guidance will have a material impact upon our financial position and results of operations.

3.   Business Combinations

On September 2, 2022, we acquired 100% of the capital stock of Noa Home Inc. ("Noa Home"), a mid-priced e-commerce furniture retailer headquartered in Montreal, Canada. Noa Home has operations in Canada, Australia, Singapore and the United Kingdom. The initial purchase price (denominated in Canadian dollars) of approximately C$7,700 included cash payments of C$2,000 paid to the co-founders of Noa Home and approximately C$5,700 for the repayment of existing debt owed by Noa Home. The Noa Home co-founders will also have the opportunity to receive additional cash payments totaling approximately C$1,330 per year for the following three fiscal years based on established increases in net revenues and achieving certain internal EBITDA goals.

Under the acquisition method of accounting, the fair value of the consideration transferred was allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values as of the acquisition date with the remaining unallocated amount recorded as goodwill.

The allocation of the fair value of the acquired business has been based on a preliminary valuation. Our estimates and assumptions are subject to change as we obtain additional information for our estimates during the measurement period (up to one year from the acquisition date). The primary areas of the preliminary allocation of the fair value of consideration transferred that are not yet finalized relate to the fair values of certain tangible and intangible assets acquired and the residual goodwill. The preliminary allocation of the purchase price (translated into U.S. dollars as of the acquisition date) is as follows:

Fair value of consideration transferred in exchange for 100% of Noa Home:	
Cash	$ 5,878
Fair value of contingent consideration payable	1,375
Total fair value of consideration paid or payable	$ 7,253
Allocation of the fair value of consideration transferred:	
Identifiable assets acquired:	
Cash	$ 296
Inventory	1,585
Other current assets	317
Property & equipment	155
Intangible asset - trade name	1,929
Total identifiable assets acquired	4,282
Liabilities assumed:	
Accounts payable	(1,227)
Customer deposits	(1,059)
Other current liabilities and accrued expenses	(458)
Total liabilities assumed	(2,744)
Net identifiable assets acquired	1,538
Goodwill	5,715
Total net assets acquired	$ 7,253

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Goodwill was determined based on the residual difference between the fair value of the consideration transferred and the value assigned to the tangible and intangible assets and liabilities recognized in connection with the acquisition and is deductible for tax purposes. Among the factors that contributed to a purchase price resulting in the recognition of goodwill are the expected synergies arising from combining the Company's manufacturing and distribution capabilities with Noa Home's position in the international e-commerce market for home furnishings and accessories.

A portion of the fair value of the consideration transferred in the amount of $1,929 has been assigned to the identifiable intangible asset associated with the Noa Home trade name. This intangible asset is considered to have an indefinite life. The indefinite-lived intangible asset and goodwill are not amortized but will be tested for impairment annually or between annual tests if an indicator of impairment exists.

The fair values of consideration transferred and net assets acquired were determined using a combination of Level 2 and Level 3 inputs as specified in the fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*. See Note 4.

Acquisition costs related to the Noa Home acquisition totaled $87 during the year ended November 26, 2022, and are included in selling, general and administrative expenses in the consolidated statements of income. The acquisition costs are primarily related to legal services.

The revenues and results of operations of Noa Home since September 2, 2022 were not material. The pro forma impact of the acquisition has not been presented because it was not material to our consolidated results of operations for the three fiscal years ended November 26, 2022.

4.   Financial Instruments, Investments and Fair Value Measurements

Financial Instruments

Our financial instruments include cash and cash equivalents, short-term investments in certificates of deposit, accounts receivable, accounts payable and long-term debt. Because of their short maturities, the carrying amounts of cash and cash equivalents, short-term investments in certificates of deposit, accounts receivable, and accounts payable approximate fair value.

Investments

Our short-term investments of $17,715 at both November 26, 2022 and November 27, 2021 consisted of certificates of deposit (CDs) with original terms of six to twelve months, bearing interest at rates ranging from 0.3% to 3.1%. At November 26, 2022, the weighted average remaining time to maturity of the CDs was approximately three months and the weighted average yield of the CDs was approximately 2.2%. Each CD is placed with a federally insured financial institution and all deposits are within Federal deposit insurance limits. As the CDs mature, we expect to reinvest them in CDs of similar maturities of up to one year. Due to the nature of these investments and their relatively short maturities, the carrying amount of the short-term investments at November 26, 2022 and November 27, 2021 approximates their fair value.

Fair Value Measurement

The Company accounts for items measured at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

Level 1 Inputs– Quoted prices for identical instruments in active markets.

Level 2 Inputs– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs– Instruments with primarily unobservable value drivers.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

We believe that the carrying amounts of our current assets and current liabilities approximate fair value due to the short-term nature of these items. Our primary non-recurring fair value estimates typically involve the following: business acquisitions (Note 3) which involve a combination of Level 2 and Level 3 inputs to determine the fair value of contingent consideration and net assets acquired, including identified intangible assets; goodwill impairment testing (Note 8), which involves Level 3 inputs; and asset impairments (Note 14) which utilize Level 3 inputs.

5.   Accounts Receivable

Accounts receivable consists of the following:

	November 26, 2022	November 27, 2021
Gross accounts receivable	$ 19,099	$ 21,134
Allowance for credit losses	(1,261)	(567)
Net accounts receivable	$ 17,838	$ 20,567

Activity in the allowance for credit losses was as follows:

	2022	2021
Balance, beginning of the year	$ 567	$ 905
Additions (recoveries) charged to expense	761	(161)
Reductions to allowance, net	(67)	(177)
Balance, end of the year	$ 1,261	$ 567

We believe that the carrying value of our net accounts receivable approximates fair value. The inputs into these fair value estimates reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 4.

6.   Inventories

Inventories consist of the following:

	November 26, 2022	November 27, 2021
Wholesale finished goods	$ 46,607	$ 40,254
Work in process	620	482
Raw materials and supplies	22,859	21,653
Retail merchandise	32,974	30,914
Total inventories on first-in, first-out method	103,060	93,303
LIFO adjustment	(12,416)	(10,483)
Reserve for excess and obsolete inventory	(5,167)	(4,816)
	$ 85,477	$ 78,004

We source a significant amount of our wholesale product from other countries. During 2022, 2021 and 2020, purchases from our two largest vendors located in Vietnam and China were $33,253, $34,658 and $15,378 respectively.

We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at LIFO. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, we rationalize our product offerings to respond to consumer tastes and keep our product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. In determining reserves, we calculate separate reserves on our wholesale and retail inventories. Our wholesale inventories tend to carry the majority of the reserves for excess quantities and obsolete inventory due to the nature of our distribution model. These wholesale reserves

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

primarily represent design and style obsolescence. Typically, product is not shipped to our retail warehouses until a consumer has ordered and paid a deposit for the product. We do not typically hold retail inventory for stock purposes. Consequently, floor sample inventory and inventory for delivery to customers account for the majority of our inventory at retail. Retail reserves are based on accessory and clearance floor sample inventory in our stores and any inventory that is not associated with a specific customer order in our retail warehouses.

Activity in the reserves for excess quantities and obsolete inventory by segment are as follows:

	Wholesale Segment	Retail Segment	Total
Balance at November 28, 2020	$ 3,421	$ 1,101	$ 4,522
Additions charged to expense	2,057	912	2,969
Write-offs	(1,795)	(880)	(2,675)
Balance at November 27, 2021	3,683	1,133	4,816
Additions charged to expense	2,577	1,071	3,648
Write-offs	(2,157)	(1,140)	(3,297)
Balance at November 26, 2022	$ 4,103	$ 1,064	$ 5,167

7.   Property and Equipment

Property and equipment consist of the following:

	November 26, 2022	November 27, 2021
Land	$ 10,866	$ 8,538
Buildings and leasehold improvements	116,418	107,975
Machinery and equipment	101,153	94,521
Property and equipment at cost	228,437	211,034
Less accumulated depreciation	(151,436)	(141,866)
Property and equipment, net	$ 77,001	$ 69,168

The net book value of our property and equipment by reportable segment is a follows:

	November 26, 2022	November 27, 2021
Wholesale	$ 36,502	$ 30,020
Retail - Company-owned stores	40,499	39,148
Total property and equipment, net	$ 77,001	$ 69,168

Depreciation expense associated with the property and equipment shown above was included in income from operations in our consolidated statements of operations as follows:

	2022	2021	2020
Cost of goods sold (wholesale segment)	$ 2,082	$ 1,797	$ 1,552
Selling, general and adminstrative expenses:			
Wholesale segment	2,154	1,532	1,516
Retail segment	5,750	6,580	6,578
Total included in selling, general and adminstrative expenses	7,904	8,112	8,094
Total depreciation expense included in income from operations	$ 9,986	$ 9,909	$ 9,646

(In thousands, except share and per share data)

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

	November 26, 2022		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangibles subject to amortization:			
Customer relationships	$ 512	$ (280)	$ 232
Intangibles not subject to amortization:			
Trade names			8,723
Goodwill			12,772
Total goodwill and other intangible assets			$ 21,727

	November 27, 2021		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangibles subject to amortization:			
Customer relationships	$ 512	$ (223)	$ 289
Intangibles not subject to amortization:			
Trade names			6,848
Goodwill			7,217
Total goodwill and other intangible assets			$ 14,354

Due to the impact of the COVID-19 pandemic during our 2020 fiscal year, we performed an interim impairment assessment of our remaining goodwill as of May 30, 2020, the end of our second fiscal quarter. As a result of this test, we concluded that the carrying value of our wood reporting unit exceeded its fair value by an amount in excess of the goodwill previously allocated to the reporting unit. Therefore, we recognized a goodwill impairment charge of $1,971 for the year ended November 28, 2020. Our subsequent annual goodwill impairment tests, conducted as of the beginning of our fourth fiscal quarters of 2020, 2021 and 2022, resulted in no additional impairments.

The determination of the fair value of our reporting units is based on a combination of a market approach, that considers benchmark company market multiples, and an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, *Fair Value Measurements and Disclosure* (see Note 4). Under the income approach, we determine fair value based on the present value of the most recent cash flow projections for each reporting unit as of the date of the analysis and calculate a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on future sales, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as our expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. Our estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on our judgment of the rates that would be utilized by a hypothetical market participant. As part of the goodwill impairment testing, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Changes in the carrying amounts of goodwill by reportable segment were as follows:

	Wholesale	Retail	Total
Balance as of November 28, 2020	$ 7,217	$ -	$ 7,217
No changes in fiscal 2021	-	-	-
Balance as of November 27, 2021	7,217	-	7,217
Acquisition of Noa Home	-	5,715	5,715
Foreign currency translation adjustment	-	(161)	(161)
Balance as of November 26, 2022	$ 7,217	$ 5,554	$ 12,771

Accumulated impairment losses were $3,897 at each of November 26, 2022, November 27, 2021 and November 28, 2020.

The weighted average useful lives of our finite-lived intangible assets and remaining amortization periods as of November 26, 2022 are as follows:

	Useful Life in Years	Remaining Amortization Period in Years
Customer relationships	9	4

Our trade name intangible assets are associated with Noa Home and Lane Venture. Because it is our intention to maintain and grow those brands, they are considered to be indefinite-lived intangible assets. The amortization expense associated with finite-lived intangible assets during fiscal 2022, 2021 and 2020 was $57 each year and is included in selling, general and administrative expense in our consolidated statement of operations. All expense arising from the amortization of intangible assets is associated with our wholesale segment. Estimated future amortization expense for intangible assets that exist at November 26, 2022 is as follows:

Fiscal 2023	$ 57
Fiscal 2024	57
Fiscal 2025	57
Fiscal 2026	57
Fiscal 2027	4
Total	$ 232

9. Bank Credit Facility

Our bank credit facility provides for a line of credit of up to $25,000. At November 26, 2022, we had $3,931 outstanding under standby letters of credit against our line, leaving availability under our credit line of $21,069. In addition, we had outstanding standby letters of credit with another bank totaling $250 at November 26, 2022. The line bears interest at the One-Month Term Secured Overnight Financing Rate ("One-Month Term SOFR") plus 1.5% and is unsecured. Our bank charges a fee of 0.25% on the daily unused balance of the line, payable quarterly. Under the terms of the facility, we must maintain the following financial covenants, measured quarterly on a rolling twelve-month basis:

- Consolidated fixed charge coverage ratio of not less than 1.4 times,

- Consolidated lease-adjusted leverage ratio not to exceed 3.0 times, and

- Minimum tangible net worth of $140,000.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

We were in compliance with these covenants at November 26, 2022 and expect to remain in compliance for the foreseeable future. The credit facility will mature on January 27, 2025, at which time any amounts outstanding under the facility will be due.

Total interest paid during fiscal 2022, 2021 and 2020 was not material.

10.   Post-Employment Benefit Obligations

Management Savings Plan

On May 1, 2017, our Board of Directors, upon the recommendation of the Organization, Compensation and Nominating Committee (the "Committee"), adopted the Bassett Furniture Industries, Incorporated Management Savings Plan (the "Plan"). The Plan is an unfunded, nonqualified deferred compensation plan maintained for the benefit of certain highly compensated or management level employees.

The Plan is an account-based plan under which (i) participants may defer voluntarily the payment of current compensation to future years ("participant deferrals") and (ii) the Company may make annual awards to participants payable in future years ("Company contributions"). The Plan permits each participant to defer up to 75% of base salary and up to 100% of any incentive compensation or other bonus, which amounts would be credited to a deferral account established for the participant. Such deferrals will be fully vested at the time of the deferral. Participant deferrals will be indexed to one or more deemed investment alternatives chosen by the participant from a range of alternatives made available under the Plan. Each participant's account will be adjusted to reflect gains and losses based on the performance of the selected investment alternatives. A participant may receive distributions from the Plan: (1) upon separation from service, in either a lump sum or annual installment payments over up to a 15 year period, as elected by the participant, (2) upon death or disability, in a lump sum, or (3) on a date or dates specified by the participant ("scheduled distributions") with such scheduled payments made in either a lump sum or substantially equal annual installments over a period of up to five years, as elected by the participant. Participant contributions commenced during the third quarter of fiscal 2017. Company contributions will vest in full (1) on the third anniversary of the date such amounts are credited to the participant's account, (2) the date that the participant reaches age 63 or (3) upon death or disability. Company contributions are subject to the same rules described above regarding the crediting of gains or losses from deemed investments and the timing of distributions. Expense (credits) associated with deferred compensation under the Plan was $(16), $338 and $264 for fiscal 2022, 2021 and 2020, respectively. Our liability for Company contributions and participant deferrals at November 26, 2022 and November 27, 2021 was $2,070 and $1,789, respectively, and is included in post-employment benefit obligations in our consolidated balance sheets.

On May 2, 2017, we made Long Term Cash Awards ("LTC Awards") totaling $2,000 under the Plan to certain management employees in the amount of $400 each. The LTC Awards vest in full on the first anniversary of the date of the award if the participant has reached age 63 by that time, or, if later, on the date the participant reaches age 63, provided in either instance that the participant is still employed by the Company at that time. If not previously vested, the awards will also vest immediately upon the death or disability of the participant prior to the participant's separation from service. The awards will be payable in 10 equal annual installments following the participant's death, disability or separation from service. We are accounting for the LTC Awards as a defined benefit pension plan. During fiscal 2022, 2021 and 2020, we invested $853, $647 and $609 in life insurance policies covering all participants in the Plan. At November 26, 2022, these policies have a net death benefit of $14,998 for which the Company is the sole beneficiary. These policies are intended to provide a potential source of funds to meet the obligations arising from the deferred compensation and LTC Awards under the Plan and serve as an economic hedge of the financial impact of changes in the liabilities. They are held in an irrevocable trust but are subject to claims of creditors in the event of the Company's insolvency.

Supplemental Retirement Income Plan

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers one current and certain former executives. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is calculated as (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, or (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies on these executives with a current net death benefit of $1,587 at November

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

26, 2022 and we expect to substantially fund this death benefit through the proceeds received upon the death of the executive. Funding for the remaining cash flows is expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

Aggregated summarized information for the Supplemental Plan and the LTC Awards, measured as of the end of each year presented, is as follows:

	2022	2021
Change in Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 10,740	$ 10,071
Service cost	36	120
Interest cost	231	196
Actuarial (gains) and losses	(2,503)	762
Benefits paid	(1,242)	(409)
Projected benefit obligation at end of year	$ 7,262	$ 10,740
Accumulated Benefit Obligation	$ 7,262	$ 10,740
Discount rate used to value the ending benefit obligations:	5.38%	2.25%
Amounts recognized in the consolidated balance sheet:		
Current liabilities	$ 698	$ 913
Noncurrent liabilities	6,564	9,827
Total amounts recognized	$ 7,262	$ 10,740
Amounts recognized in accumulated other comprehensive income:		
Prior service cost	$ 229	$ 355
Actuarial (gain) loss	(543)	2,093
Net amount recognized	$ (314)	$ 2,448
Total recognized in net periodic benefit cost and accumulated other comprehensive income:	$ (2,236)	$ 1,078

	2022	2021	2020
Components of Net Periodic Pension Cost:			
Service cost	$ 36	$ 121	$ 172
Interest cost	231	196	268
Amortization of prior service cost	126	126	126
Amortization of other loss	133	59	8
Net periodic pension cost	$ 526	$ 502	$ 574
Assumptions used to determine net periodic pension cost:			
Discount rate	2.25%	2.00%	2.75%
Increase in future compensation levels	3.00%	3.00%	3.00%

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Estimated Future Benefit Payments (with mortality):

Fiscal 2023	$	698
Fiscal 2024		667
Fiscal 2025		715
Fiscal 2026		683
Fiscal 2027		691
Fiscal 2028 through 2032		3,135

Of the $314 net gain recognized in accumulated other comprehensive income at November 26, 2022, amounts expected to be recognized as components of net periodic pension cost during fiscal 2023 are as follows:

Prior service cost	$	126
Other loss		(1)
Total expected to be amortized to net periodic pension cost in 2023	$	125

The components of net periodic pension cost other than the service cost component are included in other loss, net in our consolidated statements of operations.

Deferred Compensation Plan

We have an unfunded Deferred Compensation Plan that covers one current and certain former executives and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or benefits permitted. We recognized expense of $154, $204, and $176 in fiscal 2022, 2021, and 2020, respectively, associated with the plan. Our liability under this plan was $1,616 and $1,648 as of November 26, 2022 and November 27, 2021, respectively. The non-current portion of this obligation is included in post-employment benefit obligations in our consolidated balance sheets, with the current portion included in accrued compensation and benefits.

Defined Contribution Plan

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched at the rate of 25% of up to 8% of gross pay, regardless of years of service. During fiscal 2020, the Company's matching contribution was temporarily suspended for approximately six months as part of the cash conservation measures put into place in response to the impact of the COVID-19 pandemic but was resumed during the fourth quarter. Expense for employer matching contributions was $1,108, $1,040 and $548 during fiscal 2022, 2021 and 2020, respectively.

11.   Accumulated Other Comprehensive Income (Loss)

The activity in accumulated other comprehensive income (loss) for the fiscal years ended November 26, 2022 and November 27, 2021, which is comprised of post-retirement benefit costs related to our SERP and LTC Awards as well as cumulative translation adjustments arising from our investment in Noa Home, is as follows:

Balance at November 28, 2020	$	(1,394)
Actuarial losses		(762)
Net pension amortization reclassified from accumulated other comprehensive loss		186
Tax effects		147
Balance at November 27, 2021		(1,823)
Actuarial gains		2,503
Net pension amortization reclassified from accumulated other comprehensive loss		256
Foreign currency translation adjustment		(272)
Tax effects		(614)
Balance at November 26, 2022	$	50

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

12.   Capital Stock and Stock Compensation

We account for our stock-based employee and director compensation plans in accordance with ASC 718, Compensation – *Stock Compensation*. ASC 718 requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period) which we recognize on a straight-line basis. Compensation expense related to restricted stock and stock options included in selling, general and administrative expenses in our consolidated statements of operations for fiscal 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Stock based compensation expense	$ 538	$ 158	$ 420

Incentive Stock Compensation Plans

2021 Plan

On March 10, 2021, our shareholders approved the Bassett Furniture Industries, Incorporated 2021 Stock Incentive Plan (the "2021 Plan"). All present and future non-employee directors, key employees and outside consultants for the Company are eligible to receive incentive awards under the 2021 Plan. Our Organization, Compensation and Nominating Committee (the "OCN Committee") selects eligible key employees and outside consultants to receive awards under the 2021 Plan in its discretion. Our Board of Directors or any committee designated by the Board of Directors selects eligible non-employee directors to receive awards under the 2021 Plan in its discretion. Five hundred thousand (500,000) shares of common stock are reserved for issuance under the 2021 Plan. Participants may receive the following types of incentive awards under the 2021 Plan: stock options, stock appreciation rights, payment shares, restricted stock, restricted stock units and performance shares. Stock options may be incentive stock options or non-qualified stock options. Stock appreciation rights may be granted in tandem with stock options or as a freestanding award. Non-employee directors and outside consultants are eligible to receive restricted stock and restricted stock units only. The full terms of the 2021 Plan have been filed as an exhibit to our Schedule 14A filed with the United States Securities and Exchange Commission on February 8, 2021.

2010 Plan

On April 14, 2010, our shareholders approved the Bassett Furniture Industries, Incorporated 2010 Stock Incentive Plan which was amended and restated effective January 13, 2016 (the "2010 Plan"). All non-employee directors, key employees and outside consultants for the Company were eligible to receive incentive awards under the 2010 Plan. The 2010 Plan expired in April of 2020 and no additional grants can be awarded under the plan. All remaining unexpired options granted under the 2010 Plan were exercised during fiscal 2021.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model. The risk free rate is based on the U.S. Treasury rate for the expected life at the time of grant, volatility is based on the average long-term implied volatilities of peer companies, the expected life is based on the estimated average of the life of options using the simplified method. Forfeitures are recognized as they occur. We utilized the simplified method to determine the expected life of our options due to insufficient exercise activity during recent years as a basis from which to estimate future exercise patterns.

Grants of non-vested restricted shares are measured at fair value as if the shares were vested and issued on the grant date. Forfeitures are recognized as they occur. We recognize compensation cost for awards with service only conditions with a graded vesting schedule on a straight-line basis over the longest vesting period.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Stock Options

There were no new grants of options made in 2022, 2021 or 2020.

Additional information regarding activity in our stock options during fiscal 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Total intrinsic value of options exercised	$ -	$ 93	$ -
Total cash received from the exercise of options	-	42	-
Excess tax benefits recognized in income tax expense upon the exercise of options	-	18	-

Restricted Shares

Changes in the outstanding non-vested restricted shares during the year ended November 26, 2022 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested restricted shares outstanding at November 27, 2021	10,605	$ 21.24
Granted	67,099	16.27
Vested	(10,605)	21.24
Non-vested restricted shares outstanding at November 26, 2022	67,099	$ 16.27

During fiscal 2022, 10,605 restricted shares were vested and released, of which 3,500 shares had been granted to employees and 7,105 shares had been granted to directors. During fiscal 2022, 2021 and 2020, 1,225 shares, 10,850 shares and 14,010 shares, respectively, were withheld to cover withholding taxes of $19, $219 and $228, respectively, arising from the vesting of restricted shares. During fiscal 2022, 2021 and 2020, excess tax benefits (expense) of $1, $(133) and $(114), respectively, were recognized within income tax expense upon the release of vested shares.

Additional information regarding our outstanding non-vested restricted shares at November 26, 2022 is as follows:

Grant Date	Restricted Shares Outstanding	Share Value at Grant Date Per Share	Remaining Restriction Period (Years)
January 12, 2022	51,300	$ 15.82	2.1
March 9, 2022	15,799	17.72	0.3
	67,099		

Unrecognized compensation cost related to these non-vested restricted shares at November 26, 2022 is $611, all of which is expected to be recognized in fiscal 2023 and 2024.

Employee Stock Purchase Plan

In March of 2017 we adopted and implemented the 2017 Employee Stock Purchase Plan ("2017 ESPP") that allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the 2017 ESPP we sold 30,074, 22,547 and 50,217 shares to employees during fiscal 2022, 2021 and 2020, respectively, which resulted in an immaterial amount of compensation expense. There are 102,460 shares remaining available for sale under the 2017 ESPP at November 26, 2022.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

13.   Income Taxes

The components of the income tax provision from continuing operations are as follows:

	2022	2021	2020
Current:			
Federal	$ 5,659	$ 4,507	$ (8,233)
State	2,154	171	148
Deferred:			
Federal	484	60	2,067
State	405	1,098	(518)
Total	$ 8,702	$ 5,836	$ (6,536)

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law. A major provision of the CARES Act allows net operating losses from the 2018, 2019 and 2020 tax years to be carried back up to five years. As a result, for the year ended November 28, 2020 we were able to recognize tax benefits substantially in excess of the current federal statutory rate of 21% due to the effects of carrying back our current net operating loss to tax years in which the federal statutory rate was 35%.

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	2022	2021	2020
Statutory federal income tax rate	21.0%	21.0%	21.0%
Adjustments to state net operating CARES Act benefit	-	-	19.2
State income tax, net of federal benefit	4.4	4.2	1.7
Impairment of non-deductible goodwill	-	-	(2.5)
Excess tax from stock-based compensation	-	0.4	(0.6)
Other	0.1	(0.1)	(2.5)
Effective income tax rate	25.5%	25.5%	36.3%

Excess tax benefits (expense) in the amount of $1, $(115) and $(114) were recognized as a component of income tax expense during fiscal 2022, 2021 and 2020, respectively, resulting from the exercise of stock options and the release of restricted shares. The fiscal 2020 adjustment for impairment of non-deductible goodwill reflect the fact that there was no tax basis related to the impaired goodwill.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 26, 2022	November 27, 2021
Deferred income tax assets:		
Trade accounts receivable	$ 315	$ 199
Inventories	3,782	3,121
Notes receivable	-	44
Post employment benefit obligations	2,734	3,562
State net operating loss carryforwards	9	153
Foreign net operating loss carryforwards	1,339	-
Operating lease liabilities	29,423	34,813
Other	1,713	1,180
Gross deferred income tax assets	39,315	43,072
Valuation allowance	(1,339)	-
Total deferred income tax assets	37,976	43,072
Deferred income tax liabilities:		
Property and equipment	5,532	7,013
Intangible assets	726	1,712
Operating lease assets	25,166	29,758
Prepaid expenses and other	1,024	1,400
Total deferred income tax liabilities	32,448	39,883
Net deferred income tax assets	$ 5,528	$ 3,189

We have state net operating loss carryforwards available to offset future taxable state income of $238, which expire in varying amounts between 2030 and 2040. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. We also have foreign net operating loss carryforwards attributable to Noa Home (see Note 3) of $5,357, substantially all of which related to pre-acquisition losses, resulting in a deferred tax asset of $1,339 upon which we have placed a full valuation allowance.

Income taxes paid, net of refunds received, during fiscal 2022, 2021 and 2020 were $20,176, $3,092, and $539, respectively.

We regularly evaluate, assess and adjust our accrued liabilities for unrecognized tax benefits in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Our liabilities for uncertain tax positions are not material.

Significant judgment is required in evaluating the Company's federal and state tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense in the period in which they are identified. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

We remain subject to examination for tax years 2019 through 2022 for all of our major tax jurisdictions.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

14.   Other Gains and Losses

Gains on Dispositions of Retail Store Locations

During the third quarter of fiscal 2022, we sold one of our Company-owned store locations in Houston, Texas for $8,217 net of closing costs, resulting in a gain of $4,595 during the year ended November 26, 2022. This store will be relocated to a new leased store in the Houston market that we expect to open during the third quarter of fiscal 2023 (see Note 15).

This sale, together with our purchase of real property in Tampa, Florida for $7,668 in cash during the second quarter of fiscal 2022 will be treated as an exchange of like-kind property under Section 1031 of the Internal Revenue Code of 1986, as amended, for the purpose of deferring approximately $4,300 of the taxable gain arising from the sale of the Houston property. A VIE was established during the second quarter of fiscal 2022 for purposes of acquiring the Tampa, Florida property, of which the Company was the primary beneficiary by virtue of our control over the activities that most significantly impact the entity's economic performance. Subsequent to the completion of the exchange transactions during the third quarter of fiscal 2022, the sole equity interest in the VIE was transferred to Bassett and the entity is now consolidated as a wholly owned subsidiary We plan to remodel the Tampa property and open as a Company-owned store in the third quarter of fiscal 2023.

Selling, general and administrative expenses for the year ended November 28, 2020 include gains totaling $1,313 resulting from the settlement of lease obligations due to the early termination of leases at our retail store locations in Torrance, California and Culver City, California.

Asset Impairment Charges and Lease Exit Costs

During fiscal 2020 we recorded $11,114 of non-cash impairment charges on the assets of five underperforming retail stores, including $6,239 for the impairment of operating lease right-of-use assets associated with the leased locations. Also in fiscal 2020 we incurred $1,070 of non-cash impairment charges in our wholesale segment, primarily due to the closing of our custom upholstery manufacturing facility in Grand Prairie, Texas, in May.

Litigation Expense

During fiscal 2020 we accrued $1,050 for the estimated costs to resolve certain wage and hour violation claims that had been asserted against the Company.

Gains from Company-Owned Life Insurance

Other loss, net for the fiscal 2022 and 2020 includes gains of $1,441 and $914, respectively, arising from death benefits from Company-owned life insurance.

15.   Leases and Lease Guarantees

Leases

Effective as of the beginning of fiscal 2020, we adopted ASU 2016-02, Leases (Topic 842) and all related amendments. See "Leases" under Note 2 for a discussion of our accounting policies and elections under Topic 842 as well as the impact of the adoption upon our financial statements.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Supplemental balance sheet information related to our leases as of November 26, 2022 and November 27, 2021 is as follows:

	November 26, 2022	November 27, 2021
Operating leases:		
Right of use assets	$ 99,472	$ 95,955
Lease liabilties, short-term	18,819	20,235
Lease liabilties, long-term	97,477	94,845
Finance leases:		
Right of use assets (1)	$ 623	$ 832
Lease liabilties, short-term (2)	282	254
Lease liabilties, long-term (3)	360	588

(1) Included in property & equipment, net in our consolidated balance sheet.

(2) Included in other current liabilites and accrued expenses in our consolidated balance sheet.

(3) Included in other long-term liabilites and accrued expenses in our consolidated balance sheet.

Our right-of-use assets under operating leases by segment as of November 26, 2022 and November 27, 2021 are as follows:

	November 26, 2022	November 27, 2021
Wholesale	$ 8,183	$ 9,842
Retail	91,289	86,113
Total right of use assets	$ 99,472	$ 95,955

The components of our lease cost for 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Lease cost:			
Operating lease cost	$ 24,399	$ 24,367	$ 24,946
Financing lease cost:			
Amortization of right-of-use assets	279	95	-
Interest on lease liabilities	35	15	-
Short-term lease cost	674	387	545
Variable lease cost (net of abatements received)	447	277	(605)
Sublease income	(1,444)	(1,292)	(1,557)
Total lease cost	$ 24,390	$ 23,849	$ 23,329

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Supplemental lease disclosures as of November 26, 2022, November 27, 2021 and November 28, 2020 and for the fiscal years then ended are as follows:

	Operating	Financing
For the year ended November 28, 2020:		
Cash paid for amounts included in the measurements of lease liabilities	$ 27,011	$ -
Lease liabilities arising from new right-of-use assets	8,541	-
For the year ended November 27, 2021:		
Cash paid for amounts included in the measurements of lease liabilities	26,842	103
Lease liabilities arising from new right-of-use assets	15,678	927
For the year ended November 26, 2022:		
Cash paid for amounts included in the measurements of lease liabilities	26,913	302
Lease liabilities arising from new right-of-use assets	23,171	73
As of November 28, 2020:		
Weighted average remaining lease terms (years)	6.4	-
Weighted average discount rates	5.00%	-
As of November 27, 2021:		
Weighted average remaining lease terms (years)	6.3	3.2
Weighted average discount rates	5.07%	4.63%
As of November 26, 2022:		
Weighted average remaining lease terms (years)	6.2	2.3
Weighted average discount rates	5.53%	4.68%

Future payments under our leases and the present value of the obligations as of November 26, 2022 are as follows:

	Operating Leases	Financing Leases
Fiscal 2023	$ 24,670	$ 319
Fiscal 2024	24,458	256
Fiscal 2025	23,172	94
Fiscal 2026	20,506	5
Fiscal 2027	16,222	2
Thereafter	28,839	-
Total lease payments	137,867	676
Less: interest	21,571	34
Total lease obligations	$ 116,296	$ 642

As of November 26, 2022, we had a commitment to lease 9,597 square feet of retail space located at Post Oak Plaza in Houston, Texas. This space will be used for the relocation of a former retail store in the Houston market that was sold in 2022 (see Note 14). The initial term of the lease is ten years and calls for average monthly rents of $36. The lease has three successive five-year renewal options. We expect to occupy the premises during the first quarter of fiscal 2023 and open the store in the third quarter. We also have commitments to lease 61,182 square feet of retail warehouse space near Dallas, Texas and Columbus, Ohio. These leases each have a five-year terms with combined average monthly rents of $41. We expect to occupy these spaces during the first quarter of 2023.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

We sublease a small number of our leased locations to certain of our licensees for operation as BHF network stores. The terms of these leases generally match those of the lease we have with the lessor. In addition, we sublease space in certain closed store locations that are still under lease. Minimum future lease payments due to us under these subleases are as follows:

Fiscal 2023	$	1,289
Fiscal 2024		879
Fiscal 2025		599
Fiscal 2026		156
Fiscal 2027		-
Thereafter		-
Total minimum future rental income	$	2,923

During fiscal 2020, we negotiated with a number of our landlords to obtain relief in the form of rent deferrals or abatements of rent as a result of the effects of COVID-19 on our business. The remaining balance of deferred rent at November 26, 2022 and November 27, 2021 was not material. In accordance with FASB Staff Q&A - Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic ("FASB Staff Q&A") issued in April 2020, we elected to account for any lease concessions resulting directly from COVID-19 as if the enforceable rights and obligations for the concessions existed in the respective contracts at lease inception and as such we will not account for any concession as a lease modification. Guidance from the FASB Staff Q&A provided methods to account for rent deferrals which include the option to treat the lease as if no changes to the lease contract were made or to treat deferred payments as variable lease payments. The FASB Staff Q&A allows entities to select the most practical approach and does not require the same approach be applied consistently to all leases. As a result, we accounted for the deferrals as if no changes to the lease contract were made and will continue to recognize lease expense, on a straight-line basis, during the deferral period. For any abatements received, we accounted for those as variable rent in the period in which the abatement is granted. For the year ended November 28, 2020, we were granted abatements against rent totaling $775.

Guarantees

As part of the strategy for our store program, we have guaranteed certain lease obligations of licensee operators. Lease guarantees range from one to five years. We were contingently liable under licensee lease obligation guarantees in the amount of $1,880 and $1,845 at November 26, 2022 and November 27, 2021, respectively.

In the event of default by an independent dealer under the guaranteed lease, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations, net of reserves. The fair value of lease guarantees (an estimate of the cost to the Company to perform on these guarantees) at November 26, 2022 and November 27, 2021, were not material.

16.   Contingencies

We are involved in various claims and actions which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

17. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2022	2021	2020
Earnings per share - continuing operations:			
Numerator:			
Net income (loss) from continuing operations	$ 25,360	$ 16,921	$ (11,477)
Denominator:			
Denominator for basic income per share - weighted average shares	9,394,873	9,835,829	9,969,616
Effect of dilutive securities*	8,107	7,945	-
Denominator for diluted income per share - weighted average shares and assumed conversions	9,402,980	9,843,774	9,969,616
Basic income (loss) per share - continuing operations:	$ 2.70	$ 1.72	$ (1.15)
Diluted income (loss) per share - continuing operations	$ 2.70	$ 1.72	$ (1.15)
Earnings per share - discontinued operations:			
Numerator:			
Net income from discontinued operations	$ 39,985	$ 1,121	$ 1,056
Denominator:			
Denominator for basic income per share - weighted average shares	9,394,873	9,835,829	9,969,616
Effect of dilutive securities*	8,107	7,945	-
Denominator for diluted income per share - weighted average shares and assumed conversions	9,402,980	9,843,774	9,969,616
Basic income per share - discontinued operations	$ 4.26	$ 0.11	$ 0.11
Diluted income per share - discontinued operations	$ 4.26	$ 0.11	$ 0.11

* Due to the net losses in 2020, the potentially dilutive securities would have been anti-dilutive and are therefore excluded.

For fiscal 2022, 2021 and 2020, the following potentially dilutive shares were excluded from the computations as their effect was anti-dilutive:

	2022	2021	2020
Unvested restricted shares	-	-	90,153
Stock options	-	-	5,250

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

18.   Discontinued Operations

On January 31, 2022, we entered into a definitive agreement to sell substantially all of the assets of Zenith to J.B. Hunt. The sale was completed on February 28, 2022, at which time we received the following net proceeds:

Sales price prior to post-closing working capital adjustment	$	86,939
Less:		
Amount held in escrow for contingencies related to representations and warranties (1)		1,000
Seller expenses paid at closing		418
Working capital adjustment paid to buyer		987
Net proceeds from the sale (2)	$	84,534

(1) To be held in escrow until the first anniversary of the sale, at which time any amount not distributed or reserved for specified claims will be released to the Company. This amount is included in other current assets in the accompanying condensed consolidated balance sheet at November 26, 2022.

(2) Included in cash flows from investing activities in the accompanying condensed consolidated statement of cash flows for the year ended November 26, 2022.

The sales price was subject to customary post-closing working capital adjustments which were paid during the second half of fiscal 2022 and resulted in a pre-tax gain from the sale of Zenith of $52,534.

The operations of our logistical services segment, which consisted entirely of the operations of Zenith, are presented in the accompanying consolidated statements of operations as discontinued operations, and the assets sold to and liabilities assumed by J.B. Hunt are presented in the accompanying consolidated balance sheet as assets and liabilities of discontinued operations held for sale as of November 27, 2021.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

The following table summarizes the major classes of assets and liabilities of the discontinued operations held for sale as reported in the condensed consolidated balance sheet as of November 27, 2021:

		November 27, 2021
Carrying amounts of major classes of assets included as part of discontinued operations:		
Accounts receivable, net	$	7,601
Other current assets		3,463
Property and equipment, net		24,898
Goodwill and other intangible assets		9,094
Right of use assets under operating leases		18,193
Other		572
	$	63,821
Balance sheet classification:		
Current assets of discontinued operations held for sale	$	11,064
Long-term assets of discontinued operations held for sale		52,757
Total assets of discontinued operations held for sale	$	63,821
Carrying amounts of major classes of liabilities included as part of discontinued operations:		
Accounts payable	$	4,336
Accrued compensation and benefits		3,295
Current portion operating lease obligations		7,458
Other current liabilites and accrued expenses		1,006
Long-term portion of operating lease obligations		10,996
Other long-term liabilities		5,214
	$	32,305
Balance sheet classification:		
Current liabilities of discontinued operations held for sale	$	16,095
Long-term liabilities of discontinued operations held for sale		16,210
Total liabilities of discontinued operations held for sale	$	32,305

Following the sale of Zenith, certain of Zenith's liabilities primarily representing reserves and accrued liabilities for pre-disposal workers' compensation, health insurance and auto liability claims were retained by Bassett. The remaining balance of these reserves and accruals total $639 at November 26, 2022 and are included in other current liabilities and accrued expenses in the accompanying condensed consolidated balance sheet.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

The following table summarizes the major classes of line items constituting income of the discontinued operations, as reported in the consolidated statements of operations for fiscal 2022, 2021 and 2020:

	2022	2021	2020
Major line items constituting pretax income of discontinued operations:			
Logistical services revenue	$ 16,776	$ 55,648	$ 48,191
Cost of logistical services	15,001	53,905	46,910
Other loss, net	(63)	(260)	(54)
Income from operations of logistical services	1,712	1,483	1,227
Gain on disposal	52,534	-	-
Pretax income of discontinued operations	54,246	1,483	1,227
Income tax expense	14,261	362	171
Income from discontinued operations, net of tax	$ 39,985	$ 1,121	$ 1,056

The amounts for revenue and costs of logistical services shown above represent the results of Zenith's business transactions with third parties. Zenith also charged Bassett for logistical services provided to our wholesale segment in the amount of $9,121 during 2022 prior to disposal, and $31,329 and $26,967, for all of 2021 and 2020, respectively. We have entered into a service agreement with J.B. Hunt for the continuation of these services for a period of seven years following the sale of Zenith. Subsequent to the sale, we incurred $27,604 of expense during 2022 for the performance of logistical services, of which $26,065 had been paid in cash as of November 26, 2022.

Included in other loss, net, is interest arising from finance leases assumed by J.B. Hunt as part of the transaction. Such interest amounted to $78, $289 and $49, for 2022, 2021 and 2020, respectively.

The following table summarizes the cash flows generated by discontinued operations during 2022, 2021 and 2020:

	2022 (1)	2021	2020
Cash provided by operating activities	$ 1,681	$ 4,082	$ 5,536
Cash used in investing activities	(81)	(4,508)	(2,900)
Cash used in financing activities	(371)	(1,259)	(121)
Net cash provided by (used in) discontinued operations	$ 1,229	$ (1,685)	$ 2,515

    (1) Excludes net proceeds from the sale of Zenith.

19.   Segment Information

We have strategically aligned our business into two reportable segments as defined in ASC 280, *Segment Reporting*, and as described below:

- **Wholesale.** The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (Company-owned and licensee-owned stores retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores. Our wholesale segment also includes our holdings of short-term investments and retail real estate previously leased as licensee stores. The earnings and costs associated with these assets are included in other loss, net, in our consolidated statements of operations.

- **Retail – Company-owned stores.** Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities and capital expenditures directly related to these stores and the Company-owned distribution network utilized to deliver products to our retail customers. The retail segment also includes the operations and net assets of Noa Home since the acquisition on September 2, 2022.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

Inter-company sales elimination represents the elimination of wholesale sales to our Company-owned stores. Inter-company income elimination includes the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer. The inter-company income elimination also includes rent paid by our retail stores occupying Company-owned real estate.

Our former logistical services segment which represented the operations of Zenith is now presented as a discontinued operation in the accompanying condensed consolidated balances sheets and statements of income (see Note 18).

The following table presents segment information for each of the last three fiscal years:

	2022	2021	2020
Sales Revenue			
Wholesale sales of furniture and accessories	$ 324,569	$ 295,329	$ 221,075
Less: Sales to retail segment	(125,889)	(112,270)	(95,347)
Wholesale sales to external customers	198,680	183,059	125,728
Retail sales of furniture and accessories	286,921	247,827	211,944
Consolidated net sales of furniture and accessories	$ 485,601	$ 430,886	$ 337,672
Income (loss) from Operations			
Wholesale	$ 9,286	$ 17,490	$ 4,587
Retail	21,508	7,044	(9,497)
Inter-company elimination	(524)	(277)	2,610
Asset impairment charges	-	-	(12,184)
Goodwill impairment charge	-	-	(1,971)
Litigation expense	-	-	(1,050)
Gain on sale of real estate	4,595	-	-
Consolidated income from operations	$ 34,865	$ 24,257	$ (17,505)
Depreciation and Amortization			
Wholesale	$ 4,293	$ 3,386	$ 3,125
Retail	5,750	6,580	6,578
Discontinued operations	1,266	4,631	3,777
Consolidated	$ 11,309	$ 14,597	$ 13,480
Capital Expenditures			
Wholesale	$ 10,748	$ 5,943	$ 2,434
Retail	10,548	299	695
Consolidated	$ 21,296	$ 6,242	$ 3,129
Identifiable Assets			
Wholesale	$ 215,748	$ 196,910	$ 180,235
Retail	190,525	160,929	169,105
Discontinued operations	-	63,821	53,209
Consolidated	$ 406,273	$ 421,660	$ 402,549

See Note 20 for disaggregated revenue information regarding sales of furniture and accessories by product type for the wholesale and retail segments.

Notes to Consolidated Financial Statements - Continued
(In thousands, except share and per share data)

20. Revenue Recognition

Disaggregated revenue information for sales of furniture and accessories by product category for fiscal years 2022, 2021 and 2020, excluding intercompany transactions between our segments, is as follows:

	2022			**2021**			**2020**		
	Wholesale	Retail (2)	Total	Wholesale	Retail	Total	Wholesale	Retail	Total
Bassett Custom Upholstery	$ 124,565	$163,755	$288,320	$ 105,445	$139,527	$244,972	$ 71,840	$112,888	$184,728
Bassett Leather	35,953	1,707	37,660	36,157	226	36,383	20,487	2,326	22,813
Bassett Custom Wood	22,534	43,208	65,742	24,079	30,931	55,010	19,682	28,942	48,624
Bassett Casegoods	15,628	40,146	55,774	17,378	42,658	60,036	13,719	35,728	49,447
Accessories, mattresses and other (1)	-	38,105	38,105	-	34,485	34,485	-	32,060	32,060
Consolidated Furniture and Accessories revenue	$ 198,680	$286,921	$485,601	$ 183,059	$247,827	$430,886	$ 125,728	$211,944	$337,672

(1) Includes the sale of goods other than Bassett-branded products, such as accessories and bedding, and also includes the sale of furniture protection plans.

(2) Beginning with the fourth quarter of fiscal 2022, our retail segment includes the sales of Noa Home, which was acquired on September 2, 2022 (see Note 3).

Bassett Furniture Industries, Incorporated

Schedule II

Analysis of Valuation and Qualifying Accounts
For the Years Ended November 26, 2022, November 27, 2021 and November 28, 2020
(amounts in thousands)

	Balance Beginning of Period	Additions Charged to Cost and Expenses	Deductions (1)	Other	Balance End of Period
For the Year Ended November 28, 2020:					
Reserve deducted from assets to which it applies					
Allowance for doubtful accounts	$ 725	$ 329	$ (149)	$ -	$ 905
Notes receivable valuation reserves	$ 359	$ -	$ -	$ -	$ 359
For the Year Ended November 27, 2021:					
Reserve deducted from assets to which it applies					
Allowance for doubtful accounts	$ 905	$ (161)	$ (177)	$ -	$ 567
Notes receivable valuation reserves	$ 359	$ -	$ -	$ -	$ 359
For the Year Ended November 26, 2022:					
Reserve deducted from assets to which it applies					
Allowance for doubtful accounts	$ 567	$ 761	$ (67)	$ -	$ 1,261
Notes receivable valuation reserves	$ 359	$ -	$ (359)	$ -	$ -
Income tax valuation allowance	$ -	$ 1,339	$ -	$ -	$ 1,339

(1) Deductions are for the purpose for which the reserve was created.

STOCKHOLDER PERFORMANCE GRAPH

Presented below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Index and the Company's peer group. The Company's peer group consists of the following:

> American Woodmark, Inc.
> Culp, Inc.
> Ethan Allan Interiors, Inc.
> Flexsteel Industries, Inc.
> Haverty Furniture Companies, Inc.
> Hooker Furnishings Corporation
> Kimball International, Inc.
> Kirkland's, Inc.
> La-Z-Boy Incorporated
> The Lovesac Company
> Nautilus, Inc.
> Purple Innovation, LLC

This graph assumes that $100 was invested on November 25, 2017 in the Company's Common Stock, the S&P Index and the peer group and that any dividends paid were invested.



54

Management's Report of Internal Control over Financial Reporting

As of the end of the period covered by this Annual Report as filed on Form 10-K, our principal executive officer and principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our CEO and CFO have concluded that our Disclosure Controls are effective at a reasonable assurance level.

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our CEO and CFO, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 26, 2022 based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of our efforts to comply with Section 404 of the Sarbanes-Oxley Act with respect to fiscal 2022 included all of our operations other than those we acquired in fiscal 2022 related to the acquisition of Noa Home Inc. ("Noa Home"). In accordance with the SEC's published guidance, because we acquired the operations of Noa Home during the fiscal year, we excluded these operations from our efforts to comply with Section 404 Rules with respect to fiscal 2022. Total assets as of November 26, 2022 and total revenues for the year ending November 26, 2022 for Noa Home were not material. SEC rules require that we complete our assessment of the internal control over financial reporting of the acquisition within one year after the date of the acquisition. Based on this evaluation, excluding the operations of Noa Home discussed above, management concluded that our internal control over financial reporting was effective as of November 26, 2022, based on those criteria. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bassett Furniture Industries, Incorporated and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and Subsidiaries (the Company) as of November 26, 2022 and November 27, 2021, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended November 26, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at November 26, 2022 and November 27, 2021, and the results of its operations and its cash flows for each of the three years in the period ended November 26, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 26, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated January 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of Reserves for Excess and Obsolete Inventories

Measurement of Reserves for Excess and Obsolete Inventories

Description of the Matter	At November 26, 2022, the Company's inventories were $85.5 million. As discussed in Note 2 and Note 6 to the consolidated financial statements, cost for domestic manufactured furniture inventories is determined using the last-in, first-out ("LIFO") method and are stated at the lower of cost or market. The cost of imported inventories and domestic outdoor furniture products is determined using the first-in, first-out ("FIFO") method and stated at the lower of cost or net realizable value. Reserves for excess and obsolete inventories are determined based upon historical write-offs, forecasted future demand, market conditions and, for domestic manufactured furniture, the respective valuations at LIFO.

Auditing management's lower of cost or net realizable value or market determination for excess or obsolete inventories was complex due to the highly judgmental nature and estimation uncertainty in determining future demand and market conditions. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the reserves for excess and obsolete inventories. For example, we tested controls over management's review of the calculation of reserves for excess and obsolete inventories which included their review of the significant assumptions described above.

Our audit procedures to test the reserves for excess and obsolete inventories included, among others, testing the completeness and accuracy of the underlying data used in management's analyses. We evaluated the reasonableness of management's assumptions by performing a retrospective review of the prior year assumptions to actual activity, including write-off history. We held discussions with senior financial and operational management to determine whether any strategic or operational changes in the business would impact expected demand for or related carrying value of inventory. We also performed sensitivity analyses of significant assumptions to evaluate the impact that changes would have on the inventory reserves. We searched for and evaluated information that corroborated or contradicted the Company's assumptions. |

Ernst + Young LLP

We have served as the Company's auditor since 2002.
Richmond, Virginia
January 24, 2023

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Stockholders and the Board of Directors of Bassett Furniture Industries, Incorporated and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Bassett Furniture Industries, Incorporated and Subsidiaries' internal control over financial reporting as of November 26, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Bassett Furniture Industries, Incorporated and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of November 26, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of November 26, 2022 and November 27, 2021, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended November 26, 2022, and the related notes and schedule and our report dated January 24, 2023 expressed an unqualified opinion thereon.

As indicated in Management's Report of Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Noa Home Inc., which is included in the 2022 consolidated financial statements of the Company and constituted 0.7% and 0.3% of total and net assets, respectively, as of November 26, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Noa Home Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Richmond, Virginia
January 24, 2023

INVESTOR INFORMATION

Internet Site

Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

Forward Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, improving gross margins, growth in earnings per share, and the operating performance of licensed Bassett stores are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

Corporate Information and Investor Inquiries

Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our website at bassettfurniture.com or contact Investor Relations, at 276.629.6000.

Transfer Agent - Stockholder Inquiries

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Toll free: (800) 937-5449
Local & International: (718) 921-8124
Email: info@astfinancial.com
Web site: www.astfinancial.com

Annual Meeting

The Bassett Annual Meeting of Shareholders will be held Wednesday, March 8, 2023 at 10 a.m. EST at the Company's headquarters in Bassett, Virginia.

Market and Dividend Information

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had 6,600 beneficial stockholders as of January 13, 2023. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

Quarter	MARKET PRICES OF COMMON STOCK				DIVIDENDS DECLARED	
	2022		2021		2022	2021
	HIGH	LOW	HIGH	LOW		
First	$18.56	$13.55	$23.64	$15.70	$0.14	$0.375
Second	20.44	14.84	36.00	21.29	1.64	0.125
Third	23.48	15.71	31.46	19.61	0.16	0.14
Fourth	19.26	15.55	21.63	16.79	0.16	0.14

BOARD OF DIRECTORS

ROBERT H. SPILMAN, JR.
Chairman of the Board and Chief Executive Officer Bassett Furniture Industries, Inc.

EMMA S. BATTLE
Chief Executive Officer
Market Vigor, LLC

JOHN R. BELK
Former President and Chief Operating Officer
Belk, Inc.
Private Investor

KRISTINA K. CASHMAN
Restaurant & Retail Consultant

VIRGINIA W. HAMLET
Founder and Owner
Hamlet Vineyards, LLC

J. WALTER MCDOWELL
Former Chief Executive Officer
Carolinas/Virginia Banking
Wachovia Corporation

WILLIAM C. WAMPLER, JR.
Managing Member, Wampler
Consulting Group, LLC
Former Member, Senate of Virginia

WILLIAM C. WARDEN, JR.
Lead Independent Director
of Bassett Furniture Industries, Inc.
Former Executive Vice President,
Lowe's Companies, Inc.

OFFICERS

ROBERT H. SPILMAN, JR.
Chairman of the Board and Chief Executive Officer

DAVID C. BAKER
Senior Vice President, Chief Retail Officer

JOHN E. BASSETT, III
Senior Vice President, Chief Operations Officer

BRUCE R. COHENOUR
Senior Vice President, Chief Sales Officer

J. MICHAEL DANIEL
Senior Vice President, Chief Financial
& Administrative Officer

KARA KELCHNER-STRONG
Senior Vice President, Customer Experience Officer

JAY R. HERVEY
Vice President, Secretary, General Counsel

EDWIN C. AVERY, JR.
Vice President, Upholstery Product Development

BRIAN W. CLASPELL
Vice President, Chief Information Officer

ROBERT E. FLYNN
Vice President, Club Level

NICHOLAS C. GEE
Vice President, Corporate Retail Sales

DRURY E. INGRAM
Vice President, Corporate Controller

MATTHEW S. JOHNSON
Vice President, Sales

MIKE R. KREIDLER
Vice President, Upholstery

BETH A. LARSON
Vice President, Upholstery Finance & Administration

PETER D. MORRISON
Vice President, Chief Creative Officer

J. CARTER UNDERWOOD
Vice President, Wood Operations

EDWARD H. WHITE
Vice President, Human Resources

NASDAQ: BSET BASSETTFURNITURE.COM BASSETT, VIRGINIA

Bassett®